UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2020

SOUTHWESTERN ENERGY COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-08246	71-0205415
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10000 Energy Drive

Spring, TX 77389

(Address of principal executive office)(Zip Code)

(832) 796-1000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01	SWN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

As reported in a Current Report on Form 8-K (the “Original Form 8-K”) filed with the Securities and Exchange Commission by Southwestern Energy Company (the “Company” or “Southwestern”) on August 12, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) on August 12, 2020 with Montage Resources Corporation (“Montage”) pursuant to which the Company will acquire all of the outstanding shares of common stock, par value $0.01 per share, of Montage (each, a “Montage Common Share”) in exchange for 1.8656 shares of common stock, par value $0.01 per share, of the Company (each, a “Southwestern Common Share”) per share of Montage common stock. Upon the terms and subject to the conditions of the Merger Agreement, Montage will merge with and into Southwestern, with Southwestern continuing as the surviving company (the “Merger”).

This Current Report on Form 8-K/A (this “Amendment”) amends and supplements the Original Form 8-K in order to file the Merger Agreement as Exhibit 2.1 hereto. No other modifications to the Original Form 8-K are being made by this Amendment. This Amendment should be read in connection with the Original Form 8-K, which provides a more complete description of the Merger Agreement and the Merger.

Item 1.01	Entry into a Material Definitive Agreement.

The Merger Agreement is filed as Exhibit 2.1 to this Amendment, and the description thereof is qualified in its entirety by reference to such Exhibit.

The Exhibit is filed herewith to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, Montage or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement (i) were made solely for the benefit of the parties to the Merger Agreement; (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (iii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Montage or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Montage’s public disclosures.

Item 9.01	Financial Statement and Exhibits.

(d)    Exhibits. The following exhibits are filed with this Form 8-K:

2.1	Agreement and Plan of Merger, dated as of August 12, 2020, by and between Southwestern Energy Company and Montage Resources Corporation.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

This filing excludes certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Commission; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “predict,” “budget,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “continue,” “project,” “projection,” “goal,” “model,” “target,” “potential,” “may,” “will,” “objective,” “guidance,” “outlook,” “effort,” “are likely” and other similar expressions are intended

2

to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management’s assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids, including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments; a change in our credit rating, an increase in interest rates; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if production is not established or profitably maintained; our ability to realize the expected benefits from recent acquisitions and the Merger between the Company and Montage; our ability to enter into an amendment to our credit agreement to permit the assumption of the senior notes of Montage in the Merger; the consummation of or failure to consummate the Merger and the timing thereof; costs in connection with the Merger; integration of operations and results subsequent to the Merger; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the Merger, Southwestern will file with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued in the Merger. The registration statement will include the proxy statement of Montage and a prospectus of Southwestern, as well as other relevant documents regarding the Merger. The definitive proxy statement/prospectus will be mailed to Montage’s stockholders and will contain important information about the Merger and related matters. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND MONTAGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. The definitive proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Southwestern with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Investor Relations, 10000 Energy Drive, Spring, Texas 77389, or by telephone at (832) 796-4068. The documents filed by Montage with the SEC may be obtained free of charge at Montage’s website at www.montageresources.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Montage by requesting them by mail at Investor Relations, 122 W. John Carpenter Fwy, Suite 300, Irving, TX 75039, or by telephone at (469) 444-1736.

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PARTICIPANTS IN THE SOLICITATION

The Company, Montage and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Montage’s stockholders with respect to the Merger. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020. Information concerning the ownership of Montage’s securities by Montage’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Montage’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on March 10, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 28, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY

	By:	/s/ Chris Lacy
Chris Lacy
Vice President, General Counsel & Secretary

Dated: August 12, 2020

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

SOUTHWESTERN ENERGY COMPANY

and

MONTAGE RESOURCES CORPORATION

dated as of

August 12, 2020

i

3.23	Regulatory	40
3.24	Investment Company	40
3.25	Required Votes	40
3.26	Brokers	41
3.27	Recommendation of Company Board; Opinion of Financial Advisor	41
3.28	No Other Representations or Warranties	41

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		42

4.1	Organization	43
4.2	Capitalization	43
4.3	Authorization; Validity of Agreement	44
4.4	No Violations; Consents and Approvals	45
4.5	SEC Reports and Financial Statements	46
4.6	Absence of Certain Changes	48
4.7	Absence of Undisclosed Liabilities	48
4.8	Proxy Statement; Form S-4	48
4.9	Litigation; Compliance with Law	48
4.10	Taxes	49
4.11	Disclosure Controls and Procedures	50
4.12	Buyer Plans	51
4.13	Brokers	51
4.14	No Other Representations or Warranties	51

ARTICLE V COVENANTS		52

5.1	Interim Operations of the Company	52
5.2	Interim Operations of the Buyer	58
5.3	Acquisition Proposals	59
5.4	Access to Information and Properties	64
5.5	Further Action; Reasonable Best Efforts	66
5.6	Proxy Statement/Form S-4; Stockholders’ Meeting	69
5.7	Notification of Certain Matters	71
5.8	Directors’ and Officers’ Insurance and Indemnification	72
5.9	Publicity	74
5.10	Comfort Letters; Consent to Use of Financial Statements	75
5.11	Stock Exchange Listing	75
5.12	Employee Matters	75
5.13	Certain Tax Matters	77
5.14	Confidentiality Agreement	78
5.15	Takeover Laws	79
5.16	Section 16 Matters	79
5.17	Transportation Agreements	79
5.18	Hedging Matters	79
5.19	WARN Act Compliance	80
5.20	Delay Rentals/Lease Extensions	80
5.21	Certain Disposition Activities	80

ARTICLE VI CONDITIONS		81

6.1	Conditions to Each Party’s Obligation To Effect the Merger	81
6.2	Conditions to the Obligation of the Company to Effect the Merger	81
6.3	Conditions to Obligations of the Buyer to Effect the Merger	82

ARTICLE VII TERMINATION		83

7.1	Termination	83
7.2	Effect of Termination	85

ARTICLE VIII MISCELLANEOUS		85

8.1	Fees and Expenses	85
8.2	Amendment; Waiver	86
8.3	Survival	87
8.4	Notices	87
8.5	Interpretation; Definitions	88
8.6	Headings; Schedules	95
8.7	Counterparts	96
8.8	Entire Agreement	96
8.9	Severability	96
8.10	Governing Law	96
8.11	Assignment	96
8.12	Parties in Interest	96
8.13	Specific Performance	97
8.14	No Recourse	97
8.15	Jurisdiction	97
8.16	Waiver of Jury Trial	98

TABLE OF DEFINED TERMS

2023 Notes	69
Acceptable Confidentiality Agreement	60
Acquisition Agreement	60
Acquisition Proposal	63
Adjustment Event	10
Advisers Act	40
Agent	89
Agreement	1
Antitrust Division	67
Balance Sheet Date	18
Book Entry Share	6
Business Day	89
Buyer	1
Buyer Balance Sheet	46
Buyer Balance Sheet Date	48
Buyer Board	1
Buyer Common Stock	3
Buyer Disclosure Letter	42
Buyer Options	43
Buyer Organizational Documents	43
Buyer PSUs	43
Buyer Restricted Stock	43
Buyer RSUs	43
Buyer SEC Documents	46
Buyer Stock Incentive Plan	43
Capital Stock	89
Certificate	6
Certificate of Merger	2
Claim	73
Closing	2
Closing Date	2
Code	89
Common Shares Trust	8
Company	1
Company Assets	32
Company Balance Sheet	16
Company Board	1
Company Common Stock	4
Company Credit Agreement	89
Company Disclosure Letter	10
Company ERISA Affiliate	21
Company Independent Petroleum Engineers	18
Company Intervening Event	62

Company Leased Real Property	33
Company Material Contract	26
Company Organizational Documents	11
Company Owned Real Property	33
Company Permits	25
Company Plan	21
Company Preferred Stock	12
Company Real Property Leases	33
Company Recommendation	41
Company Required Vote	40
Company Reserve Report	18
Company SEC Documents	15
Company Special Meeting	71
Company Systems	31
Competition Laws	90
Confidentiality Agreement	90
Continuing Employees	75
Derivative Transaction	38
DGCL	2
Effective Time	2
Environmental Claim	31
Environmental Laws	31
Environmental Permits	30
ERISA	21
Excess Shares	8
Exchange Act	15
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	4
Excluded Shares	4
FTC	67
GAAP	16
good and defensible title	18
Governmental Entity	15
Hazardous Substance	32
HSR Act	15
Hydrocarbon Contract	21
Hydrocarbons	18
Indemnified Parties	72
Intellectual Property	25
Investigation	65
Investment Company Act	40
knowledge	90
Laws	14

Liens	90
Litigation	91
Material Adverse Effect	91
Merger	2
Merger Consideration	4
NYSE	92
Oil and Gas Leases	92
Oil and Gas Properties	92
Permits	25
Permitted Encumbrance	92
Permitted Liens	94
Person	94
Proxy Statement	69
Redemption Notice	69
Release	32
Representatives	59
Return	94
rights-of-way	34

S-4	15
SEC	15
Secretary of State	2
Section 5.3(c) Notice Period	61
Securities Act	16
Shares	4
SOX	94
SPD	22
Subsidiary	94
Superior Proposal	63
Surviving Entity	2
Tax	95
Termination Date	83
Transition Tax Obligations	95
Treasury Regulations	95
Trustee	69
WARN Act	36
Wells	95

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 12, 2020 (this “Agreement”), by and between Montage Resources Corporation, a Delaware corporation (the “Company”), and Southwestern Energy Company, a Delaware corporation (the “Buyer”).

WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of the Buyer (the “Buyer Board”) have each approved and declared advisable this Agreement and the transactions contemplated hereby, including the merger of the Company with and into the Buyer upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance thereof, the Buyer Board and the Company Board have each approved this Agreement and the merger of the Company with and into the Buyer in accordance with the terms of this Agreement and the DGCL;

WHEREAS, the Buyer Board has determined it is in the best interests of the Buyer and the holders of the Buyer Common Stock, and declared it advisable, to enter into this Agreement, and the transactions contemplated hereby, including the Merger, and to issue the Buyer Common Stock pursuant to the Merger;

WHEREAS, the Company Board has determined it is in the best interests of the Company and the holders of Company Common Stock, and declared it advisable, to enter into this Agreement, and the transactions contemplated hereby, including the Merger and has resolved to submit this Agreement to a vote of the holders of Company Common Stock and recommend adoption of this Agreement by the holders of Company Common Stock;

WHEREAS, it is the intention of the Buyer and the Company that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code, and the rules and regulations promulgated thereunder and that this Agreement constitutes and is hereby adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code and the applicable regulations;

WHEREAS, in order to induce the Buyer to enter into this Agreement, funds managed by EnCap Investments, L.P. are contemporaneously entering into a Support Agreement, of even date herewith, with the Buyer, in the form of Exhibit A attached hereto; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.

Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Company shall merge with and into the Buyer (the “Merger”), the separate existence of the Company shall thereupon cease and the Buyer shall be the surviving entity in the Merger (“Surviving Entity”). The Merger shall have the effects set forth in the General Corporation Law of the State of Delaware (the “DGCL”), including the Surviving Entity’s succession to and assumption of all rights and obligations of the Buyer and the Company.

1.2    Effective Time.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer and the Company will cause a Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form as required by and in accordance with the applicable provisions of the DGCL. The Merger shall become effective (the “Effective Time”) upon (i) the date and time the Certificate of Merger has been duly filed with the Secretary of State in accordance with the DGCL, or (ii) such other time, if any, as the parties shall agree and specify in the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date.

1.3    Closing.

Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Houston time, on a date to be specified by the parties hereto, which shall be no later than the third Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article VI (except for those conditions that can by their nature be satisfied only at the time of the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana Street, Suite 6800, Houston, Texas 77002, unless another date and/or place is agreed to in writing by the parties hereto.

1.4    Organizational Documents of Surviving Entity.

Pursuant to the Merger, (a) the Amended and Restated Certificate of Incorporation of the Buyer, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Entity until thereafter amended in accordance with its terms and the DGCL, and (b) the Amended and Restated Bylaws of the Buyer, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Entity until thereafter amended in accordance with its terms and the DGCL.

1.5    Officers.

The officers of the Buyer immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.6    Board of Directors.

The directors of the Buyer immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Entity until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s certificate of incorporation and bylaws.

1.7    Alternative Transaction Structures.

The parties agree that the Buyer may change the method and structure of effecting the Merger, and the Company shall cooperate, and shall cause its Subsidiaries to cooperate, in such efforts, including by entering into appropriate amendments to this Agreement related thereto; provided, however, that any actions taken pursuant to this Section 1.7 shall not (i) alter or change the kind or amount of consideration to be issued in exchange for each Share as provided for in this Agreement, (ii) require the Company to seek the Company Required Vote if the Company Required Vote has already been obtained, (iii) materially delay receipt of any approvals required by Section 5.5(a), (iv) without the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed), alter the intended tax treatment described in Section 5.13(a), (vi) require the Buyer to seek the approval of any holders of its securities, (vii) otherwise cause the satisfaction of any condition to Closing set forth in Article VI to be materially delayed or to be materially more difficult, including with respect to delivery of the certificates required by Section 6.3 (unless duly waived by the party entitled to the benefit of such condition), or (viii) result in additional conditions to the Closing.

ARTICLE II

CONVERSION OF SHARES

2.1    Effect of the Merger on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer, the Company or the holder of any shares of Buyer Common Stock or Company Common Stock:

(a)    Equity of the Buyer. Each share of common stock, par value $0.01 per share, of the Buyer (“Buyer Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Buyer Common Stock and shall not be affected by the Merger.

(b)    Capital Stock of the Company. At the Effective Time, each share of common stock, par value $0.01 per share, of the Company (referred to herein as “Shares” or “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares but including Shares described in Section 2.3(b) and Section 2.3(c)) shall be converted into 1.8656 shares of Buyer Common Stock (such ratio, the “Exchange Ratio”) which shares of Buyer Common Stock will be duly authorized, fully paid, non-assessable and validly issued in accordance with applicable Laws and the Amended and Restated Certificate of Incorporation of the Buyer. Notwithstanding anything to the contrary in this Agreement, all Company Common Stock (if any) held in treasury or owned directly or indirectly by the Company or any of its wholly-owned Subsidiaries or by the Buyer or any of its wholly-owned Subsidiaries as of immediately prior to the Effective Time, other than those held in a fiduciary capacity (“Excluded Shares”), will automatically be cancelled and no consideration will be paid or delivered in exchange therefor.

(c)    Cancellation of Shares. Shares of Company Common Stock, when converted in accordance with Section 2.1(b), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of Company Common Stock previously represented thereby (i) the consideration set forth in Section 2.1(b), (ii) any dividends or other distributions in accordance with Section 2.4(d), and (iii) any cash to be paid in lieu of any fractional shares of Buyer Common Stock in accordance with Section 2.4(f), in each case without interest (collectively, the “Merger Consideration”), and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.4.

2.2    Dissenter’s Rights.

In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Company Common Stock or holders of Buyer Common Stock in connection with the Merger.

2.3    Treatment of Equity Awards.

(a)    As of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time shall be converted into an award (an “Assumed RSU Award”), with respect to a number of shares of Buyer Common Stock equal to the product obtained by multiplying (i) the applicable number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio. For each holder of a Company RSU Award, any fractional shares resulting from the conversion of his or her Company RSU Awards shall be rounded to the nearest whole share. Except as otherwise provided in this Section 2.3(a), each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including time vesting conditions and, if applicable, any accelerated vesting in connection with a termination of service) that applied to the underlying Company RSU Award immediately prior to the Effective Time, except that Buyer (x) may modify terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of the Buyer are appropriate to effectuate the administration of the Assumed RSU Award, and (y) except as provided in Section 2.3(d), may elect to settle the Assumed RSU Award upon vesting in either Buyer Common Stock or cash (the amount of which shall be equal to the fair market value of the Buyer Common Stock otherwise deliverable in settlement of the Assumed RSU Award).

(b)    The Company shall take all necessary and appropriate actions so that, prior to the Effective Time, each then outstanding Company PSU Award shall be terminated and vested in accordance with its terms with the number of shares of Company Common Stock deliverable with respect to a Company PSU Award in connection with such termination and vesting determined by the Compensation Committee of the Company Board pursuant to the terms of the applicable Company PSU Award, as such terms are in effect on the date hereof. The Company (including the Company Board and any delegate thereof) shall not use discretion to increase the amount of consideration payable with respect to any Company PSU Award in connection with such termination and vesting, and, except as provided in Section 2.3(d) the Buyer may elect to settle the Company PSU Award in Buyer Common Stock (determined using the vesting determination described above and converted into a number of shares of Buyer Common Stock in the same manner described in Section 2.3(a)) or in cash (the amount of which shall be equal to the fair market value of the Buyer Common Stock otherwise deliverable in settlement of the Company PSU Award pursuant to this Section 2.3(b) if the Buyer had instead elected to settle the Company PSU Award in Buyer Common Stock). The Company shall provide the Buyer with an opportunity to review and comment upon any determination of the amount payable in respect of a Company PSU Award in connection with the provisions of this Section 2.3(b), including calculations with respect to total shareholder return, as applicable.

(c)    The Company shall take all necessary and appropriate actions so that prior to the Effective Time each Company Restricted Stock Award granted to a Company non-employee director shall vest. Shares of Company Common Stock attributable to such Company Restricted Awards shall be treated in the manner set forth in Section 2.1(b) upon the Effective Time.

(d)    All payments in settlement of (i) any Assumed RSU Awards that vest immediately prior to or upon the occurrence of the Closing and (ii) the Company PSU Awards pursuant to Section 2.3(b) shall, in each case, be made at or as soon as practicable following the Effective Time, but in no event more than five (5) Business Days following the Effective Time, and shall be subject to any applicable withholding; provided, however, that to the extent any payment in settlement of all or any portion of a Company PSU Award or Assumed RSU Award cannot be paid during such period without causing the recipient to incur a penalty tax under Section 409A of the Code, then such payment shall be made solely in Buyer Common Stock and paid in accordance with Section 409A of the Code and applicable guidance thereunder.

2.4    Exchange of Company Common Stock.

(a)    Exchange Agent. Prior to the Effective Time, the Buyer shall designate a bank, trust company or nationally recognized stockholder services provider (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article II, Certificates and Book Entry Shares for the Merger Consideration. Promptly after the Effective Time, the Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, evidence of shares of Buyer Common Stock representing the aggregate amount of shares of Buyer Common Stock sufficient to deliver the Merger Consideration. The Buyer agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.4(d). Any cash and Buyer Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Buyer, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Company Common Stock. Any interest and other income resulting from such investments shall be paid to the Buyer. Except as contemplated by this Agreement, the Exchange Fund shall not be used for any other purpose.

(b)    Exchange Procedures. Promptly after the Effective Time, the Buyer shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate representing Company Common Stock (a “Certificate”) or a non-certificated share of Company Common Stock (a “Book Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon proper delivery of the corresponding Certificates to the Exchange Agent (or affidavits of loss in lieu thereof together with any bond required pursuant to Section 2.4(c)) or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, and shall be in customary form as directed by the Buyer and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates (or affidavits of loss in lieu thereof together with any bond required pursuant to Section 2.4(c)) or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may reasonably be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, (A) shares of Buyer Common Stock representing, in the aggregate, the whole number of shares of Buyer Common Stock that such holder has the right to receive pursuant to Section 2.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of dividends and other distributions pursuant to

Section 2.4(d) and cash payable in lieu of any fractional shares of Buyer Common Stock pursuant to Section 2.4(f). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(c)    Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Buyer, the posting by such Person of a bond in such reasonable amount as the Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Buyer Common Stock) and dividends or other distributions with respect to Buyer Common Stock payable in respect of the shares of Company Common Stock formerly represented by such Certificate.

(d)    Distributions with Respect to Unexchanged Buyer Common Stock. No dividends or other distributions declared or made with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the Buyer Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of Buyer Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.4. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of Buyer Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the number of shares of any Buyer Common Stock due pursuant to Section 2.1 and cash payable in lieu of fractional shares of Buyer Common Stock to which such holder is entitled pursuant to Section 2.4(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Buyer Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Buyer Common Stock.

(e)    No Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(d) or Section 2.4(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

(f)    Fractional Shares.

(i)    No certificates or scrip or Buyer Common Stock representing fractional shares of Buyer Common Stock or book entry credit of the same shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Buyer Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates or Book Entry Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest and rounded to the nearest cent) representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Buyer Common Stock equal to the excess of (x) the aggregate number of shares of Buyer Common Stock to be delivered to the Exchange Agent by Buyer pursuant to this Section 2.4 over (y) the aggregate number of whole shares of Buyer Common Stock to be distributed to the holders of Certificates or Book-Entry Shares pursuant to this Section 2.4 (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares of Buyer Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates and Book Entry Shares representing shares of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(ii)    The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of shares of Company Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled.

(iii)    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Buyer Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with this Section 2.4.

(g)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock after 180 days following the Effective Time shall be delivered to the Buyer upon demand and, from and after such delivery to the Buyer, any former holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Buyer for the Merger Consideration payable in respect of such shares of Company Common Stock. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Buyer free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(h)    No Liability. None of the Buyer, the Company, the Exchange Agent or any other Person shall be liable to any holder of shares of Company Common Stock for any shares of Buyer Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any abandoned property, escheat or similar Law.

(i)    Withholding. The Buyer, the Exchange Agent and any other applicable withholding agent (as applicable) shall be entitled to deduct and withhold from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld under the Code, Treasury Regulations or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid or otherwise delivered to the Person to whom such amounts would otherwise have been paid or delivered.

(j)    Book Entry. All shares of Buyer Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.

2.5    Stock Transfer Books.

At the close of business on the date on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Effective Time occurs, any Certificates or Book Entry Shares presented to the Exchange Agent or the Buyer for any reason shall represent only the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby in accordance with the terms hereof.

2.6    Certain Adjustments.

If after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Buyer Common Stock or Company Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), the Merger Consideration will be adjusted accordingly to provide to the holders of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such Adjustment Event; provided, however, that nothing in this Section 2.6 shall be deemed to permit or authorize any party hereto to affect any such change that it is otherwise prohibited by this Agreement, including Sections 5.1 and 5.2.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) other than with respect to Sections 3.1, 3.2 and 3.3, the Company SEC Documents filed with the SEC on or prior to one (1) Business Day before the date of this Agreement (but (i) excluding any disclosure contained in any such Company SEC Document under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading to the extent that such information is cautionary or forward-looking in nature (other than any historical factual information contained within such headings, disclosure or statements) and (ii) without giving effect to any amendment thereof or supplement thereto filed with, or furnished to the SEC on or after the date hereof) but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties is reasonably apparent on the face of such disclosure or (b) the disclosure letter delivered to the Buyer by the Company at or prior to the execution hereof (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to the Buyer as follows:

3.1    Organization.

(a)    The Company and each of its Subsidiaries is a corporation or other entity duly organized or formed, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or formation (in the case of good standing, to the extent such jurisdiction recognizes such concept), and has all requisite corporate or other organizational power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as it is now being conducted, except in the case of any Subsidiary of the Company, where the failure of such Subsidiary to be so organized, formed, existing or in good standing, or to have such power or authority, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

(b)    The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing to do business as a foreign corporation, limited partnership or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary (in the case of good standing, to the extent such jurisdiction recognizes such concept), except for such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

(c)    The Company has previously delivered to the Buyer complete and correct copies of each of its certificate of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement, and has made available to the Buyer complete and correct copies of each of the Company’s Subsidiaries’ certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, operating agreements, partnership agreements or other organizational documents, in each case as amended (if so amended) to the date of this Agreement (collectively, the “Company Organizational Documents”), and each such document as so delivered is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions contained therein in any material respect.

(d)    Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of the Company and their respective jurisdictions of incorporation or formation, the entity that owns each Subsidiary’s equity and the percentage ownership reflected thereby. Other than as set forth in Section 3.1(d) of the Company Disclosure Letter, the respective certificates or articles of incorporation and bylaws or other formation documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries in any material respect.

3.2    Capitalization.

(a)    The authorized Capital Stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the date of this Agreement, (i) 36,021,513 shares of Company Common Stock are issued and outstanding, (ii) 2,600,672 shares of Company Common Stock are issued and held in the treasury of the Company, (iii) no shares of Company Preferred Stock are issued and outstanding and there are no shares of Company Preferred Stock held in treasury, (iv) 58,335 shares of Company Common Stock are reserved for issuance upon vesting of previously issued Company Restricted Stock Awards, (v) 1,405,420 shares of Company Common Stock are reserved for issuance upon settlement of previously issued Company RSU Awards and Company PSU Awards under the Company Equity Plans. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s Capital Stock are, and all shares that may be issued or granted upon the vesting of the Company RSU Awards, Company PSU Awards, and Company Restricted Stock Awards will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. All dividends or distributions on the Company Common Stock that have been declared prior to the date hereof have been paid in full.

(b)    All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts.

(c)    Neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act or under any state securities Laws or granted registration rights to any person.

(d)    Except for 1,463,755 shares of Company Common Stock issuable pursuant to the terms of outstanding awards under the Company Equity Plans, there are no outstanding or authorized (A) options, profit interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, exchangeable securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of Capital Stock or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, (B) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Capital Stock or other equity interests in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (A) of this sentence or (C) voting trusts or similar agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the Capital Stock or other equity interest in the Company or any of its Subsidiaries. Section 3.2(d) of the Company Disclosure Letter sets forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (i) the name of the holder of such Company Equity Award, (ii) the number of Shares subject to such Company Equity Award, (iii) the date on which such Company Equity Award was granted or issued, (iv) the Company Equity Plans under which such Company Equity Award was issued, and (v) the extent to which such Company Equity Award is vested.

(e)    Except as set forth in Section 3.2(e) of the Company Disclosure Letter, (i) all of the issued and outstanding shares of Capital Stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than (x) statutory Liens for Taxes not yet due and payable, (y) Liens under the Company Credit Agreement, and (z) such restrictions as may exist under applicable Law, and (ii) all such shares or other ownership interests have been duly authorized and validly issued in accordance with the applicable Company Organizational Documents of such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the applicable Company Organizational Documents) and non-assessable (if such entity is a corporate entity) and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth in Section 3.1(d) or Section 3.2(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns beneficially, directly or indirectly, any shares of Capital Stock or other securities of, or interest in, any other Person, or any interest in a partnership or joint venture of any kind, or is obligated to make any capital contribution to or other investment in any other Person (other than in the Company or one of its Subsidiaries). None of the Company’s Subsidiaries owns any shares of Company Common Stock.

(f)    Except as set forth on Section 3.2(f) of the Company Disclosure Letter, at the Effective Time, neither the Company nor any of its Subsidiaries will be a party to any agreement prohibiting the ability of the Company or any of its Subsidiaries to make payments, directly or indirectly, to the Buyer by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments, or any other agreement or arrangement which restricts the ability of the Company or any of its Subsidiaries to make any payment, directly or indirectly, to the Buyer.

(g)    Except as set forth in Section 3.2(g) of the Company Disclosure Letter, no indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

3.3    Authorization; Validity of Agreement.

(a)    The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject, with respect to the consummation of the Merger, to receipt of the Company Required Vote. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company Board. The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and, except, with respect to the consummation of the Merger, for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the Buyer, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b)    Neither Section 203 of the DGCL nor, to the knowledge of the Company, any “moratorium,” “control share,” “fair price” or other antitakeover Laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

3.4    No Violations; Consents and Approvals.

(a)    Except as set forth in Section 3.4(a) of the Company Disclosure Letter, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger or any other transactions contemplated hereby will (i) conflict with or constitute a breach or violation of, or a default under any provision of any of the Company Organizational Documents, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, guarantee or other evidence of indebtedness, lease, license, franchise, contract, agreement, joint venture, permit, plan or other legally binding instrument or obligation or Permit to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected, (iii) assuming that the consents and approvals referred to in Section 3.4(b) are duly obtained, contravene or conflict with or constitute a violation of any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, “Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets, or (iv) result in the exercisability of any right to purchase or acquire any material asset of the Company or any of its Subsidiaries; except in the case of clause (ii) and clause (iii), for such conflicts, violations, breaches, defaults or Liens which, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

(b)    No filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, local or foreign court, arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transactions contemplated hereby, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, (ii) the adoption of this Agreement and the approval of the Merger by the Company Required Vote, (iii) such filings, authorizations or approvals as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (“HSR Act”) or (B) any other Competition Laws, rules or regulations, (iv) the filing of the Certificate of Merger with the Secretary of State, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Buyer Common Stock pursuant to this Agreement, and (vii) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the absence or unavailability or which, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

3.5    SEC Reports and Financial Statements.

(a)    Since January 1, 2017, the Company has timely filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (i) its Annual Reports on Form 10-K for the years ended December 31, 2017, December 31, 2018 and December 31, 2019, respectively, (ii) its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30 for each of 2017, 2018 and 2019, and the quarterly periods ended March 31, 2020 and June 30, 2020, (iii) all proxy statements relating to meetings of stockholders of the Company since January 1, 2017 (in the form mailed to stockholders), and (iv) all other forms, reports and registration statements filed or furnished by the Company with the SEC since January 1, 2017. The documents described in clauses (i)-(iv) above, as amended (whether filed before, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents.” As of their respective dates, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be. No Subsidiary of the Company files or is required to file periodic reports with the SEC, either pursuant to the requirements of the Exchange Act or by contract.

(b)    The December 31, 2019 consolidated balance sheets of the Company and its Subsidiaries (the “Company Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows, and consolidated statements of stockholders’ equity (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC under the Exchange Act, and the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries (including the related notes, where applicable) as of June 30, 2020 and the related unaudited condensed consolidated statements of operations and comprehensive income (loss), condensed consolidated statements of cash flows, and condensed consolidated statements of stockholders’ equity for the six-month period then ended (in each case including the related notes, where applicable), as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement but prior to the Closing Date will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects in accordance with GAAP, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement but prior to the Closing Date will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto in all material respects; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement but prior to the Closing Date will be, prepared in accordance with generally accepted accounting principles applied in the United States (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Grant Thornton LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)    To the knowledge of the Company, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Company SEC Documents, and no enforcement action has been initiated against the Company relating to disclosures contained in any Company SEC Documents.

(d)    Since December 31, 2017, (1) neither the Company nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either of the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (2) no attorney representing the Company or any of its Subsidiaries, whether or not employed thereby, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any of its Subsidiaries or any of their officers, directors, employees or agents, to the Company Board or any committee thereof or to any director or officer of the Company.

(e)    None of the Company or its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or agreement (including any agreement relating to any transaction or relationship between or among one or more of the Company and its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

3.6    Absence of Certain Changes.

Except as set forth on Section 3.6 of the Company Disclosure Letter, since December 31, 2019, (a) as of the date of this Agreement the Company and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice, (b) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had or would be reasonably likely to have or result in a Material Adverse Effect on the Company, and (c) neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would constitute a violation of Section 5.1.

3.7    Absence of Undisclosed Liabilities.

Except as disclosed in the audited financial statements (or notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019

(the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Company SEC Documents filed by the Company prior to the date hereof, neither the Company nor any of its consolidated Subsidiaries had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (a) are accrued or reserved against in the financial statements of the Company included in the Company SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (b) were incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practices and that, individually or in the aggregate, would not be reasonably likely to have or result in a Material Adverse Effect on the Company or (c) relate to this Agreement or the transactions contemplated hereby.

3.8    Oil and Gas Matters

(a)    Except as has not had or would not be reasonably likely to have or result in, individually or in the aggregate, a Material Adverse Effect on the Company, or for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Software Integrated Solutions Division of Schlumberger Technology Corporation (in such capacity, the “Company Independent Petroleum Engineers”) relating to the interests of the Company and its Subsidiaries referred to therein as of December 31, 2019 (the “Company Reserve Report”), (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance with Section 5.1(b)(viii), the Company or one of its Subsidiaries has good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Liens, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by it (or purported to be held or owned by it) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Liens (other than Permitted Encumbrances). The term “Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

(b)    Except for any such matters that, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company, the factual, non-interpretive data supplied by Company to the Company Independent Petroleum Engineers relating to the interests of the Company and its Subsidiaries referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate. Except for any such matters that, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company, the oil and gas reserve estimates of Company set forth in the Company Reserve Report are prepared by the Company and audited by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report which, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on the Company.

(c)     (i) All rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiaries have been (in the case of such Oil and Gas Leases operated by a third party operator, to the knowledge of the Company) properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been (in the case of such Oil and Gas Leases operated by a third party operator, to the knowledge of the Company) timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries, except in the case of each of clause (i), (ii) and (iii), where such failures or violations, individually or in the aggregate, have not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

(d)    Except for any such matters that, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    Except as has not had or would not be reasonably likely to have or result in, individually or in the aggregate, a Material Adverse Effect on the Company, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with any Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by Company or any of its Subsidiaries related to such Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells that were drilled and completed (and plugged and abandoned) by the Company or any of its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case where the failure to so drill, complete and operate, or be in compliance, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

(f)    None of the material Oil and Gas Properties of the Company or any of its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement.

(g)    As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Hydrocarbon Contract, drilling commitments or Oil and Gas Lease commitments, or other similar commitments (in each case where the Company or any of its Subsidiaries is not the operator) which the Company reasonably anticipates will individually require expenditures by the Company or any of its Subsidiaries in excess of $2.0 million.

(h)    Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, (A) there are no Wells that constitute a part of the Oil and Gas Properties of the Company or any of its Subsidiaries in respect of which the Company or any of its Subsidiaries has received a notice, claim, demand or order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned, and (B) all Wells drilled by the Company or any of its Subsidiaries are either (x) in use for purposes of production, injection or water sourcing, (y) suspended or temporarily abandoned in accordance with applicable Law or (z) permanently plugged and abandoned in accordance with applicable Law.

(i)    Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) neither the Company nor any of its Subsidiaries is in breach of any of its obligations under any Hydrocarbon Contracts; and (b) to the knowledge of the Company, no other party to any Hydrocarbon Contract is in breach of any of its obligations thereunder. The term “Hydrocarbon Contract” means any Oil and Gas Lease to which the Company or any of its Subsidiaries is a party.

3.9    Proxy Statement; Form S-4.

None of the information supplied or to be supplied by the Company or its Subsidiaries for inclusion or incorporation by reference in (a) the S-4 at the time the S-4 becomes effective under the Securities Act or (b) the Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the stockholders of the Company and at the time of the Company Special Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made in the Proxy Statement or the S-4 regarding the Buyer or its Subsidiaries or that are based on information supplied to the Company by the Buyer or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

3.10    Company Employee Benefit Plans; ERISA.

(a)    Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. “Company Plan” means each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each bonus, commission, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, whether or not in writing, sponsored, maintained or contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (a “Company ERISA Affiliate”), that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of section 4001 of ERISA, for the benefit of any current or former employee or director (or their respective dependents) of the Company, any of its Subsidiaries or any Company ERISA Affiliate or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability (matured or unmatured, absolute or contingent).

(b)    With respect to each material Company Plan, the Company has heretofore made available to the Buyer true and complete copies of each of the following documents (including all amendments to such documents), in each case to the extent applicable:

(i)    a copy of the Company Plan or a written description of any Company Plan not in writing;

(ii)    a copy of the annual report or Internal Revenue Service Form 5500 Series for the most recent Company Plan year ending prior to the date of this Agreement;

(iii)    a copy of the actuarial report with respect to each Company Plan for the most recent Company Plan year ending prior to the date of this Agreement;

(iv)    a copy of the most recent Summary Plan Description (“SPD”), together with all Summaries of Material Modification issued with respect to such SPD;

(v)    if the Company Plan or any obligations thereunder are funded through a trust or any other funding vehicle, the trust or other funding agreement and the latest financial statements thereof;

(vi)    the most recent favorable determination or opinion letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401(a) of the Code; and

(vii)    communications that the Company or any of its Company ERISA Affiliates or Subsidiaries has received from or sent to the Pension Benefit Guaranty Corporation, the Department of Labor, or the Internal Revenue Service concerning any termination of, withdrawal from or appointment of a trustee to administer any plan or the failure or alleged failure to comply with any provision of ERISA, the Code or any state or local Law with respect to any Company Plan, including any existing written description of any such oral communication.

(c)    Except as has not had and would not reasonably be likely to have or result in a Material Adverse Effect on the Company:

(i)    At no time has the Company, any of its Subsidiaries or any Company ERISA Affiliate ever maintained, established, sponsored, participated in or contributed to any Company Plan that is subject to Title IV of ERISA, and neither the Company nor any Company ERISA Affiliate has incurred any liability to the Pension Benefit Guaranty Corporation that remains unpaid and no condition exists that could reasonably be expected to result in the Company or any Company ERISA Affiliate incurring any such liability;

(ii)    No Company Plan is (i) a “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, or (iii) a multiple employer plan within the meaning of Section 4063 of ERISA;

(iii)    None of the Company, any of its Subsidiaries, any Company ERISA Affiliate, any of the Company Plans, any trust created thereunder, nor, to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any of its Subsidiaries or any Company ERISA Affiliate could be subject to any liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code;

(iv)    All contributions and premiums that the Company, any of its Subsidiaries or any Company ERISA Affiliate is required to pay under the terms of each of the Company Plans and Section 412 of the Code, have, to the extent due, been paid in full;

(v)    Each of the Company Plans has been operated and administered in all material respects in accordance with applicable Law, including ERISA and the Code;

(vi)    Each of the Company Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified;

(vii)    There are no pending or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Plan, by any employee or beneficiary under any such Company Plan or otherwise involving any such Company Plan (other than routine claims for benefits);

(viii)    Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with the applicable requirements of Section 409A of the Code and related guidance promulgated thereunder such that no participant or beneficiary thereunder shall be subject to tax, penalty or interest under Section 409A of the Code in respect of such Company Plan;

(ix)    No Company Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or director of the Company, its Subsidiaries or any Company ERISA Affiliate after retirement or other termination of service (other than coverage mandated by applicable Law provided at the sole cost of the current or former employee or director); and

(x)    Each individual who renders or has rendered services to the Company or any of its Subsidiaries and is or was classified by the Company or any its Subsidiaries as having the status of an independent contractor, consultant or other status other than employee for any Company Plan purpose is or has been properly characterized as such to an extent that would not be reasonably expected to result in (i) the disqualification of any Company Plan or (ii) the imposition of penalties or excise taxes with respect to any Company Plan.

(d)    Except as expressly provided in Section 2.3 hereof or as set forth in Section 3.10(d) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company, any of its Subsidiaries or any Company ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment, (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or any Company ERISA Affiliate to merge, amend or terminate, or require the funding of, any of the Company Plans, or (iv) result in the payment of an amount or benefit under any plan, agreement, contract or arrangement to which the Company or any of its Subsidiaries is a party that could, separately or in the aggregate, be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Plan contains an obligation to “gross-up” or otherwise reimburse any service provider with respect to taxes imposed under Section 4999 or 409A of the Code.

3.11    Litigation; Compliance with Law.

(a)    There are no (i) investigations or proceedings pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries or (ii) actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries or any of their respective properties at Law or in equity before, and there are no orders, judgments or decrees of any Governmental Entity against the Company or any of its Subsidiaries, in each case of clause (i) or (ii), which, individually or in the aggregate, have had or would be reasonably likely to have or result in a Material Adverse Effect on the Company. Except as set forth in Section 3.11(a) of the Company Disclosure Letter, there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.

(b)    Except where the non-compliance, violation or default, individually or in the aggregate, would not be reasonably likely to have or result in a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied, and is in compliance, in all respects with all Laws and Permits which affect the respective businesses of the Company or any of its Subsidiaries and/or the Company Assets, and the Company and its Subsidiaries have not been and are not, in violation of or default under any such Law or Permit; nor has any written notice, charge, claim or action been received by the Company or any of its Subsidiaries or been filed, commenced or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging the noncompliance with, or any violation of, the foregoing in any material respects.

(c)    The Company and its Subsidiaries hold and have held all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons (“Permits”) necessary for the ownership, leasing, operation, occupancy and use of the Company Assets and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits, individually or in the aggregate, would not be reasonably likely to have or result in a Material Adverse Effect on the Company. All Permits are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal; in each case except for any such termination, modification or renewal that, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby does not and will not violate any Company Permit, or result in any termination, modification or nonrenewals thereof, except in each case for any such violations, terminations, modifications or nonrenewal that, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

(d)    This Section 3.11 does not relate to matters with respect to (i) Company Plans, ERISA and other employee benefit matters (which are the subject of Section 3.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.14), (iii) Environmental Laws and other environmental matters (which are the subject of Section 3.15), or (iv) labor matters (which are the subject of Section 3.19).

3.12    Intellectual Property.

(a)    Except as has not had and would not be reasonably likely to have a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or possess sufficient and legally enforceable licenses or other sufficient and legally enforceable rights to use, any and all United States and foreign patents, patent applications, patent disclosures, mask works, computer software, trademarks, trade dress, trade names, logos, Internet domain names, registered and unregistered copyrights, service marks, service names, mark registrations and assumed names, including applications to register and registrations for any of the foregoing, as well as trade secrets, know-how, data and other proprietary rights and information (all of the foregoing, referred to as “Intellectual Property”) necessary for the conduct of, or otherwise material to, the business and operations of the Company and its Subsidiaries as currently conducted, free and clear of any Liens (except for any Permitted Liens). The Intellectual Property owned by the Company or any of its Subsidiaries, and to the knowledge of the Company, used by the Company or any of its Subsidiaries, is valid and enforceable, in full force and effect, and has not been cancelled, expired or abandoned, except in each case as has not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

(b)    To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently or previously conducted does not infringe, conflict with or otherwise violate, in each case to the extent material, any Intellectual Property of any Person, and none of the Company or any of its Subsidiaries has received written notice or has knowledge of any such infringement, conflict or other violation.

(c)    To the knowledge of the Company, no Person is infringing, conflicting with or otherwise violating, in each case to the extent material, any Intellectual Property owned or used by the Company or any of its Subsidiaries, and no such claims, suits or other proceedings have been brought or threatened against any Person by the Company or any of its Subsidiaries. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss of, or any Lien on, the rights of the Company or any of its Subsidiaries with respect to the Intellectual Property owned or used by the Company or any of its Subsidiaries, except in each case as has not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

3.13    Contracts.

(a)    Each of the following is referred to herein as a “Company Material Contract”, whether or not set forth in Section 3.13(a) of the Company Disclosure Letter, in effect on the date of this Agreement, or disclosed in the Company SEC Documents: any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (excluding any Oil and Gas Lease), or under which the Company or any of its Subsidiaries has any responsibility or obligation:

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, including any exhibits to the Company SEC Documents;

(ii)    which is a natural gas transportation, gathering, treating, processing or other contract, a natural gas liquids fractionation, transportation, purchase, sales or storage contract, a natural gas purchase contract, a salt water disposal agreement or similar contract, that has a remaining term of greater than 12 months and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 60 days and that during the 12 months ended June 30, 2020 involved, or is reasonably expected in the future to involve, annual revenues received by or payments made by the Company and its Subsidiaries in excess of $500,000;

(iii)    which contains a “take-or-pay” clause or any similar obligation;

(iv)    which involves the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries (including Oil and Gas Properties), taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(v)    which contains any “earn out” or other contingent payment obligations with respect to a prior or pending acquisition or sale of any business, assets or properties, or remaining indemnity or similar obligations under any acquisition or sale agreement, that could reasonably be expected to result in future payments by or to the Company or any of its Subsidiaries in excess of $1.0 million;

(vi)    which is an agreement to acquire all or a substantial portion of the Capital Stock, business, property or assets of any other Person for an amount of cash (or value of non-cash consideration), in excess of $1.0 million;

(vii)    which is an agreement that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with a value or requiring annual fees in excess of $1.0 million;

(viii)    which is a material partnership, joint venture or limited liability company agreement, other than customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(ix)    which is a joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures from and after January 1, 2020 that would reasonably be expected to be in excess of $1.0 million in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x)    which is a mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument governing the terms of indebtedness owed by or guaranteed by the Company or any of its Subsidiaries in an amount in excess of $2.0 million;

(xi)    which (A) contains a non-compete or similar type of provision that, following the Closing, by virtue of the Merger or of the Buyer becoming affiliated with the Company’s Subsidiaries as a result of the Merger, would by its terms materially restrict the ability of the Buyer or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Effective Time, (B) imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(xii)    which is a material partnership, joint venture or strategic alliance agreement or other similar contract or agreement involving a sharing of profits and expenses other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(xiii)    which expressly limits or restricts the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their Capital Stock, partnership interests, membership interests or other equity interests, as the case may be;

(xiv)    which is between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s affiliates) or any Person that holds or owns five percent (5%) or more of the shares of the Company’s capital stock (or any affiliates of any such Person) on the other hand; or

(xv)    which is a charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award, settlement, settlement agreement, consent agreement or similar agreement with any Governmental Entity involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole. The Company has previously made available to the Buyer true, complete and correct copies of each Company Material Contract, including any amendments thereto, in effect on the date of this Agreement.

(b)     (i) Each Company Material Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Material Contract in all material respects, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, (iv) to the knowledge of the Company, no other party to such Company Material Contract is in material default in any respect thereunder, except in each case where such failure or default, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Company and (v) neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew, any Company Material Contract.

3.14    Taxes.

Except as set forth in Section 3.14(a) of the Company Disclosure Letter:

(a)    The Company and each of its Subsidiaries has timely filed or caused to be filed (giving effect to all applicable extensions) with the appropriate Governmental Entity all material Returns in all jurisdictions in which such Returns are required to be filed, and such Returns are true, correct and complete in all material respects. None of the Company or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Return (other than any extensions to file Returns obtained in the ordinary course of business). All material Taxes of the Company or any of its Subsidiaries (whether or not shown on any Returns) that are due have been fully and timely paid to the relevant Governmental Entity.

(b)    Neither the Company nor any of its Subsidiaries has received any notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened or pending disputes, claims, audits, examinations, investigations or other proceedings, regarding any material Taxes of the Company or any of its Subsidiaries which have not been fully paid or settled. There are no Liens for any material amount of Taxes (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries. No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Return that such Person may be subject to a material amount of Taxes in that jurisdiction. None of the Company or any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes.

(c)    The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate Governmental Entity.

(d)    Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which was the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any Subsidiary) arising from the application of Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(e)    Neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement, other than (i) an agreement or arrangement the parties to which are solely the Company and/or one or more of its Subsidiaries, and (ii) any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes.

(f)    Within the past two (2) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g)    Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b).

(h)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from taxable income for any taxable Tax period as a result of (i) an installment sale or “open transaction” disposition before the Closing; (ii) any prepaid amounts received or deferred revenue accrued prior to the Closing; (iii) any intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code that occurred or arose prior to the Closing; (iv) any “closing agreement” as described in Section 7121 of the Code executed prior to the Closing; (v) adjustments under Section 481 of the Code relating to any change of accounting prior to the Closing, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vi) the recapture of any Tax credit or other special Tax benefit that arose prior to the Closing; or (vii) any Transition Tax Obligation that accrued prior to the Closing.

(i)    Subject to any changes to the method or structure of effecting the Merger pursuant to Section 1.7, neither the Company nor any of its Subsidiaries has taken any action or has knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.15    Environmental Matters.

(a)    Except for such matters that, individually or in the aggregate, would not be reasonably likely to have or result in a Material Adverse Effect on the Company, (i) each of the Company and its Subsidiaries is and, except for matters which have been fully resolved, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws (“Environmental Permits”) and all such Environmental Permits are in good standing, (ii) to the knowledge of the Company, there are no circumstances that could prevent or interfere with compliance with Environmental Laws by the Company and its Subsidiaries or result in any material costs or liabilities against the Company or the Subsidiaries therefor in the future, (iii) there has been no Release of any Hazardous Substance by the Company and its Subsidiaries or, to the knowledge of the Company, by any other Person at any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or, to the knowledge of the Company, at any other location where Hazardous Substances generated by the Company or any of its Subsidiaries have been transported to or disposed of, (iv) there are no Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability the Company or any of its Subsidiaries may have retained or assumed either contractually or by operation of law, or involving any real property currently or, to the knowledge of the Company, formerly owned, operated or leased by or for the Company or any Subsidiary, and, to the knowledge of the Company, there are no facts, circumstances or conditions that could reasonably be expected to result in any future Environmental Claims, (v) neither the Company nor any of its Subsidiaries is obligated to conduct or pay for, or is conducting or paying for, any response, remedial, investigatory or corrective action under any Environmental Law at any location, (vi) neither the Company nor any of its Subsidiaries is a party to any order, judgment or decree that imposes any obligations under any Environmental Law, (vii) there have been no ruptures in any of the Company Systems resulting in personal injury, loss of life, material property or environmental damage, or a Release of Hazardous Substances; (viii) to the knowledge of the Company, there are no defects, corrosion or other damage to any of the Company Systems that could reasonably be expected to create a material risk of pipeline integrity failure, and (ix) the Company has delivered or otherwise made available for inspection to the Buyer true, complete and correct copies and results of any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) correspondence, studies, analyses, tests or monitoring (each, an “Environmental Report”) in the possession of the Company or any of its Subsidiaries pertaining to (A) any unresolved Environmental Claims; (B) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (C) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws, in each case to the extent that the matter or matters that are the subject of such Environmental Report, individually or in the aggregate, would be reasonably likely to have or result in a Material Adverse Effect on the Company. Since January 1, 2017, neither the Company nor any of its Subsidiaries have received from any Person any written directive, notice of violation, penalty, fine or infraction, or notice respecting any Environmental Claim, except in each case as has not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

(b)    As used in this Agreement:

(i)    the term “Company Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants, and other related operations, assets, machinery and equipment that are owned or operated by the Company or any of its Subsidiaries or used for the conduct of the business of the Company or any of its Subsidiaries as it is presently conducted;

(ii)    the term “Environmental Claim” means any written claim, demand, suit, action, cause of action, proceeding, investigation or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (A) the presence, or Release into the environment, of any Hazardous Substance (as hereinafter defined) at any location, whether or not owned, leased, operated or used by the Company or its Subsidiaries, or (B) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law;

(iii)    the term “Environmental Laws” means all Laws, including common law, relating to pollution, cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health or safety, including (A) Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Substances, or otherwise relating to the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, and (B) the Occupational Safety and Health Act;

(iv)    the term “Hazardous Substance” means (A) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (B) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, fungus or mold, or (C) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified under Environmental Laws as hazardous, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous or harmful to human health or the environment; and

(v)    the term “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, or placing into or upon any land, soil, surface water, ground water or air, or otherwise entering into the environment.

3.16    Assets.

(a)    The Company and its Subsidiaries, as applicable, are the sole and legal record and beneficial owners of, and have good and defensible title to, all of their respective rights, titles or interests in or to their respective properties and assets (real, personal or mixed, tangible or intangible other than, for the purposes of this representation, the Oil and Gas Properties and Oil and Gas Leases of the Company and its Subsidiaries) (the “Company Assets”). The Company and its Subsidiaries have, to the extent applicable, valid, good and marketable title to, or in the case of leased property have valid leasehold interests in, all such Company Assets, including all such Company Assets reflected in the Company Balance Sheet or acquired since the date thereof (except as may have been disposed of since December 31, 2019 or may be disposed of after the date of this Agreement in accordance with this Agreement in either case in the ordinary course of business consistent with past practice), in each case free and clear of any Lien, except Permitted Liens.

(b)    The Company Assets, together with the Oil and Gas Properties and Oil and Gas Leases of the Company and its Subsidiaries, constitute all of the assets and rights necessary to operate the businesses of the Company and its Subsidiaries in substantially the same manner that the Company and its Subsidiaries have been operating their respective businesses prior to the Closing, and all significant operating equipment of the Company and its Subsidiaries is in good operating condition in accordance with industry practice, ordinary wear and tear excepted.

3.17    Real Property.

(a)    With respect to each material real property owned by the Company or any of its Subsidiaries (other than the Oil and Gas Properties, Oil and Gas Leases and rights-of-way of the Company and its Subsidiaries, and the Company Real Property Leases) (such property collectively, the “Company Owned Real Property”), except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, (i) either the Company or a Subsidiary of the Company is the sole and legal record and beneficial owner of, and has marketable and indefeasible fee simple title, to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens, (ii) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company or its Subsidiary, as applicable, in the operation of its business thereon, and (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company or its Subsidiary, as applicable, in the operation of its business thereon. Neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which, individually or in the aggregate, have not had and would not be reasonably likely to have or result a Material Adverse Effect on the Company.

(b)    Except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, (i) each material lease, sublease and other agreement (other than the Oil and Gas Properties, Oil and Gas Lease and rights-of-way of the Company and its Subsidiaries) (collectively, the “Company Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Company Leased Real Property”) at which the material operations of the Company or any of its Subsidiaries are conducted, is valid, binding and in full force and effect, (ii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property by the Company or any of its Subsidiaries in the operation of its business thereon, and (iii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. The Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens, except for Permitted Liens and Permitted Encumbrances, and except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material

Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received written notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

(c)    The Company and its Subsidiaries have such easements and rights-of-way (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except for such rights-of-way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and each of its Subsidiaries has fulfilled and performed all its material obligations with respect to such rights-of-way which are required to be fulfilled or performed (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any material impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that do not materially adversely affect the commercial use of the property for the purposes for which the property is currently being used and except for rights reserved to, or vested in, any municipality or other Governmental Entity or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right, except as, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Company. All pipelines operated by the Company or any of its Subsidiaries are subject to rights-of-way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any rights-of-way) in the rights-of-way, other than gaps that would not, individually or in the aggregate, be reasonably likely to have or result a Material Adverse Effect on the Company.

3.18    Insurance.

Section 3.18 of the Company Disclosure Letter contains a complete and correct list and summary description of all insurance policies maintained by or on behalf of any of the Company and its Subsidiaries as of the date of this Agreement. Such policies are, and at the Closing such policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid, and, since the most recent renewal date, the Company and its Subsidiaries have not received any written notice threatening termination of, premium increase with respect to, or material alteration of coverage under, any of such policies. The Company and its Subsidiaries have complied with the terms and provisions of such policies, except as, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Company. The insurance coverage provided by such policies is with reputable and, to the Company’s knowledge, solvent, insurance carriers, provides full and adequate coverage for all normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets. With respect to any material insurance claim submitted by the Company or any of its Subsidiaries since

January 1, 2017, neither the Company nor any of its Subsidiaries has received any refusal of coverage, reservation of rights or other notice, in each case to the extent material, that the issuer of the applicable insurance policy or policies is not willing or able to perform its obligations thereunder.

3.19    Labor Matters.

(a)    Since January 1, 2017, neither the Company nor any of its Subsidiaries is, or has been, a party to or bound by a collective bargaining agreement with any labor union or labor organization applicable to the employees of the Company or any of its Subsidiaries, and no such agreement is currently being negotiated. To the knowledge of the Company, no representation election petition or application for certification has been filed by any employees of the Company or any of its Subsidiaries, nor is such a petition or application pending with the National Labor Relations Board or any Governmental Entity, and no labor union is currently engaged in or, to the knowledge of the Company, threatening, organizational efforts with respect to any employees of the Company or any of its Subsidiaries. Since January 1, 2017, there has been no actual or, to the knowledge of the Company or its Subsidiaries, threatened labor disputes, strikes, slowdowns, picketing, work stoppages, lockouts or other collective labor action involving the employees of the Company or any of its Subsidiaries.

(b)    Each of the Company and its Subsidiaries, except as, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Company: (i) is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance and classification of workers and is not engaged in any unfair labor practice; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees; (iii) is not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees.

(c)    Except for such matters that, individually or in the aggregate, would not be reasonably likely to have or result in a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received (i) written notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Entity against them, (ii) written notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) written notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices,

(iv) written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wage payment and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress.

(d)    Except for such matters that, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the knowledge of the Company, there are no actions, complaints, suits, claims, labor disputes, grievances or controversies pending or threatened involving the Company or any of its Subsidiaries and any of their respective employees, former employees, applicants for employment for employment or classes of the foregoing. Except for such matters that, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the knowledge of the Company, there are no complaints, charges, lawsuits, arbitrations or other proceedings pending or threatened by or on behalf of any present or former employee or applicant of the Company or any of its Subsidiaries alleging any claim for damages including breach of any express or implied contract of employment, wrongful termination, infliction of emotional distress or violation of any federal, state or local statutes or regulations concerning terms and conditions of employment, including wages and hours, employee safety, termination of employment or workplace discrimination and harassment.

(e)    To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, restrictive covenant, noncompetition agreement or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Intellectual Property.

(f)    To the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

(g)    Since January 1, 2017, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment Retraining and Notification (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation similar to the WARN Act. To the knowledge of the Company, neither the Company’s nor any of its Subsidiaries’ employees has suffered an “employment loss” (as defined in the WARN Act) in the ninety (90) days prior to the date of this Agreement.

(h)    The Company is not and has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment-related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

(i)    The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of, or any amounts to be owed under, any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company or its Subsidiaries is a party.

(j)    In the last five (5) years, none of the Company or its Subsidiaries is or has been party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment have ever been made against (i) any officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at a level of Vice President or above.

3.20    Affiliate Transactions.

Section 3.20 of the Company Disclosure Letter contains a complete and correct list of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, other than any Excluded Portfolio Company Oil and Gas Interests, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective officers, directors, or holders of 5% or more of the outstanding equity interest in the Company or such Subsidiary (or any of their respective affiliates, other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect during the past 12 months, and (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole. “Excluded Portfolio Company Oil and Gas Interest” means any (i) working or royalty interest in any of the Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report that is (x) held by any portfolio company of any financial sponsor that is the holder of 5% or more of the outstanding equity interest in the Company (or any portfolio company of any affiliates of such financial sponsor) (an “Excluded Portfolio Company”) and (y) does not have any adverse effect on the good and defensible title of the Company or any of its Subsidiaries in such Oil and Gas Property and (ii) any farm-out or farm-in agreement, operating agreement, unit agreement, participation agreement, development agreement, pooling or communitization agreement, in each case to which the Company or any of its Subsidiaries is a party with such Excluded Portfolio Company relating to such working or royalty interest that is on arm’s length market terms.

3.21    Derivative Transactions.

(a)    Section 3.21 of the Company Disclosure Letter contains (i) a complete and correct list of all Derivative Transactions outstanding as of the date of this Agreement entered into by the Company or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement, and (ii) the amount of swap or collar transactions that the Company and its Subsidiaries intend, as of the date of this Agreement, to initiate on or after the date hereof and prior to September 1, 2020, together with the time period and hedged amount of oil, gas, gas basis or natural gas liquids (each such intended hedge volume in this subclause (ii), as applicable, a “Specified Hedging Volume”). All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests) or defaults or allegations or assertions of such by any party thereunder.

(b)    For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.22    Disclosure Controls and Procedures.

The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries; such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. To the knowledge of the Company, since January 1, 2017, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. Since January 1, 2017, the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. Since January 1, 2017, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of applicable Law that are securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Company Board or to the Company Board pursuant to the rules adopted pursuant to Section 307 of SOX or any Company policy contemplating such reporting. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The principal executive officer and the principal financial officer of the Company have made all certifications required by SOX, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2019, and such assessment concluded that such controls were effective. To the knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

3.23    Regulatory.

(a)    The Company is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All properties and related facilities constituting the Company’s and its Subsidiaries’ properties (including any facilities under development), except as provided in Section 3.23(c) below are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

(c)    Except for certain facilities, as described on Section 3.23(c) of the Company Disclosure Letter, used in the transport of Hydrocarbons which may be subject to the Interstate Commerce Act and regulation by the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither the Company nor any of its Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

3.24    Investment Company.

Neither the Company nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3.25    Required Votes.

The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote hereon (the “Company Required Vote”) is the only vote of any class of Capital Stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company to adopt this Agreement and approve the transactions contemplated hereby.

3.26    Brokers.

Except for Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, that is or will be payable by the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Barclays Capital Inc. as and to the extent set forth in the engagement letter dated as of March 25, 2020. The Company has previously delivered to the Buyer true and correct copies of such engagement letter.

3.27    Recommendation of Company Board; Opinion of Financial Advisor.

(a)    The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and are fair to, and in the best interests of, the Company and the stockholders of the Company, (ii) approving and declaring advisable this Agreement and transactions contemplated hereby, (iii) resolving to recommend the adoption of this Agreement and the Merger and the other transactions contemplated hereby by the stockholders of the Company (the resolutions described in the foregoing clauses (i) through (iii), the “Company Recommendation”) and (iv) directing that the adoption of this Agreement be submitted to the Company’s stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b)    The Company has received an opinion of Barclays Capital Inc. to the effect that, based upon and subject to the qualifications, assumptions, limitations and other matters set forth therein, as of the date of such opinion, from a financial point of view, the Exchange Ratio to be offered to the holders of shares of Company Common Stock pursuant to this Agreement (other than, as applicable, holders of Excluded Shares) is fair to such holders. The Company has delivered to the Buyer a true and correct copy of such opinion. It is understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by the Buyer for any purpose.

3.28    No Other Representations or Warranties.

(a)    Except for the representations and warranties made in this Article III, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article III, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to the Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article III, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, any oral or written information presented to the Buyer or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the other transactions contemplated by this Agreement.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither the Buyer nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to the Buyer or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Buyer in Article IV, the Buyer Disclosure Letter or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Buyer furnished or made available to the Company, or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly provided in Article IV, the Buyer Disclosure Letter or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information of the Buyer or any of its Subsidiaries that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in (a) other than with respect to Sections 4.1, 4.2 and 4.3, the Buyer SEC Documents filed with the SEC on or after December 31, 2018 and prior to the date of this Agreement (but (i) excluding any disclosure contained in any such Buyer SEC Document under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto (other than any historical factual information contained within such headings, disclosure or statements) and (ii) without giving effect to any amendment thereof or supplement thereto filed with, or furnished to the SEC on or after the date hereof) but only to the extent (A) such Buyer SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties is reasonably apparent on the face of such disclosure or (b) the disclosure letter delivered to the Company by the Buyer at or prior to the execution hereof (the “Buyer Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on the face of such disclosure), the Buyer represents and warrants to the Company as follows:

4.1    Organization.

(a)    The Buyer is a corporation or other entity duly organized or formed, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or formation, and has all requisite corporate or other organizational power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as it is now being conducted.

(b)    The Buyer and each of its Subsidiaries is duly qualified or licensed to do business and in good standing to do business as a foreign corporation, limited partnership or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except for such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on the Buyer.

(c)    The Buyer has previously delivered to the Company complete and correct copies of its certificate of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has delivered each of its Subsidiaries’ certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, operating agreements, partnership agreements or other organizational documents, in each case as amended (if so amended) to the date of this Agreement (collectively, the “Buyer Organizational Documents”), and each such document as so delivered is in full force and effect. Neither the Buyer nor any of its respective Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.

4.2    Capitalization.

(a)    As of the date of this Agreement, the authorized Capital Stock of the Buyer consists of (i) 1,250,000,000 shares of Buyer Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Buyer Preferred Stock”). As of the date of this Agreement, (i) 542,241,184 shares of Buyer Common Stock are issued and outstanding, (ii) 44,353,224 shares of Buyer Common Stock are issued and held in the treasury of the Buyer, (iii) no shares of Buyer Preferred Stock are issued and outstanding and there are no shares of Buyer Preferred Stock held in treasury, (iv) 12,864,127 shares of restricted stock units (the “Buyer Restricted Stock”) are outstanding, and (v) 21,551,304 shares of Buyer Common Stock are reserved for issuance upon settlement or exercise of previously issued restricted stock units (the “Buyer RSUs”), performance stock units (the “Buyer PSUs”), and options (“Buyer Options”) under the Buyer’s 2013 Incentive Plan, as amended (the “Buyer Stock Incentive Plan”). As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Buyer may vote are issued or outstanding. All issued and outstanding shares of the Buyer’s Capital Stock are, and all shares that may be issued or granted pursuant to the exercise of the Buyer Options or upon the vesting of the Buyer PSUs, Buyer RSUs and Buyer Restricted Stock will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, neither the Buyer nor any of its respective Subsidiaries directly or indirectly owns any shares of Company Common Stock.

(b)    Except for 21,551,304 shares of Buyer Common Stock issuable pursuant to the terms of the outstanding awards under the Buyer Stock Incentive Plans, as of the date of this Agreement, there are no outstanding or authorized (i) options, profit interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, exchangeable securities, agreements, claims or commitments of any character obligating the Buyer or any of its Subsidiaries to issue, transfer or sell any shares of Capital Stock or other equity interest in, the Buyer or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and except for securities issued pursuant to employee benefit plans or arrangements, including options issued pursuant to the Buyer stock option plans and awards payable in Buyer Common Stock, (ii) obligations of the Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Capital Stock of the Buyer or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence, except as required by the terms of any employee or director options or other stock based awards, or (iii) voting trusts or similar agreements or understandings to which the Buyer or any of its Subsidiaries is a party with respect to the voting of the Capital Stock or other equity interest of the Buyer or any of its Subsidiaries.

(c)    All of the issued and outstanding shares of Capital Stock (or equivalent equity interests of entities other than corporations) of each of the Buyer’s Subsidiaries are owned, directly or indirectly, by the Buyer free and clear of any Liens, other than (i) statutory Liens for Taxes not yet due and payable, (ii) Liens under the Buyer Credit Agreement, and (iii) such other restrictions as may exist under applicable Law, and all such shares or other ownership interests have been duly authorized and validly issued in accordance with the Buyer Organizational Documents of such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the Buyer Organizational Documents) and non-assessable (if such entity is a corporate entity) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3    Authorization; Validity of Agreement.

(a)    The Buyer has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly authorized by the Buyer Board. No other corporate proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of the Buyer enforceable against it in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(b)    The Buyer Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) shall not apply to this Agreement or the consummation of the Merger or the other transactions contemplated hereby, and, accordingly, no such restrictions nor other anti-takeover or similar statute or regulation in any jurisdiction applies or purports to apply to this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

4.4    No Violations; Consents and Approvals.

(a)    Neither the execution, delivery and performance of this Agreement by the Buyer, the consummation by the Buyer of the Merger or any other transactions contemplated hereby will (i) conflict with or constitute a breach or violation of, or a default under any provision of the Buyer Organizational Documents, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Buyer or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, guarantee or other evidence of indebtedness, lease, license, franchise, contract, agreement, joint venture, permit, plan or other legally binding instrument or obligation or Permit to which the Buyer or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected, (iii) assuming that the consents and approvals referred to in Section 4.4(b) are duly obtained, contravene or conflict with or constitute a violation of any Laws applicable to the Buyer, any of its Subsidiaries or any of their respective properties or assets, or (iv) result in the exercisability of any right to purchase or acquire any material asset of the Company or any of its Subsidiaries; except in the case of clause (ii) and clause (iii) for such conflicts, violations, breaches, defaults or Liens which, individually or in the aggregate, have not had and would not be reasonably likely to have a Material Adverse Effect on the Buyer.

(b)    No filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Buyer or the consummation by the Buyer of the Merger or any other transactions contemplated hereby, except for (i) the filing with the SEC of the Proxy Statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the filing and declaration of effectiveness of the S-4 in which the Proxy Statement will be included as a prospectus, (ii) such filings, authorizations or approvals as may be required under (A) the HSR Act or (B) any other Competition Laws, rules or regulations, (iii) the filing of the Certificate of Merger with the Secretary of State, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Buyer Common Stock pursuant to this Agreement and (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not be reasonably likely to have a Material Adverse Effect on the Buyer.

4.5    SEC Reports and Financial Statements.

(a)    Since January 1, 2017, the Buyer has timely filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act and the Exchange Act, including (i) its Annual Reports on Form 10-K for the years ended December 31, 2017, December 31, 2018 and December 31, 2019, respectively, (ii) its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30 for each of 2017, 2018 and 2019, and the quarterly periods ended March 31, 2020 and June 30, 2020, (iii) all proxy statements relating to meetings of stockholders of the Buyer since January 1, 2017 (in the form mailed to stockholders) and (iv) all other forms, reports and registration statements required to be filed by the Buyer with the SEC since January 1, 2017. The documents described in clauses (i)-(iv) above, as amended (whether filed before, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Buyer SEC Documents.” As of their respective dates, the Buyer SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be.

(b)    The December 31, 2019 consolidated balance sheets of the Buyer (the “Buyer Balance Sheet”) and the related consolidated statements of operations, of comprehensive income (loss), and of changes in equity and of cash flows (including, in each case, the related notes, where applicable), as reported in the Buyer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheets of the Buyer and its

Subsidiaries (including the related notes, where applicable) as of June 30, 2020 and the related unaudited consolidated statements of operations, of comprehensive income (loss), and of changes in equity and of cash flows for the 6-month period then ended (in each case including the related notes, where applicable), as reported in the Buyer’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by the Buyer with the SEC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects in accordance with GAAP, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders’ equity of the Buyer and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Buyer with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Buyer with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Buyer and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP is an independent public accounting firm with respect to the Buyer and has not resigned or been dismissed as independent public accountants of the Buyer as a result of or in connection with any disagreements with the Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)    There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Buyer SEC Documents, and no enforcement action has been initiated against the Buyer relating to disclosures contained in any the Buyer SEC Documents.

(d)    Since December 31, 2017, (1) neither the Buyer nor any director, officer, employee, auditor, accountant or representative of the Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either of the Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (2) no attorney representing the Buyer or any of its Subsidiaries, whether or not employed thereby, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Buyer, any of its Subsidiaries or any of their officers, directors, employees or agents, to the Buyer Board or any committee thereof or to any director or officer of the Buyer.

4.6    Absence of Certain Changes.

Since December 31, 2019, (i) the Buyer and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on the Buyer.

4.7    Absence of Undisclosed Liabilities.

Except as disclosed in the audited financial statements (or notes thereto) included in the Buyer’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “Buyer Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent the Buyer SEC Documents filed by the Buyer prior to the date hereof, neither the Buyer nor any of its consolidated Subsidiaries had at the Buyer Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (a) are accrued or reserved against in the financial statements of the Buyer included in the Buyer SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (b) were incurred since the Buyer Balance Sheet Date in the ordinary course of business and consistent with past practices and that, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Buyer or (c) relate to this Agreement or the transactions contemplated hereby.

4.8    Proxy Statement; Form S-4.

None of the information supplied or to be supplied by the Buyer or its respective Subsidiaries for inclusion or incorporation by reference in (a) the S-4 at the time the S-4 became effective under the Securities Act or (b) the Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the stockholders of the Company, at the time of the Company Special Meeting, and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Exchange Act, except that no representation is made by the Buyer with respect to statements made in the Proxy Statement and the S-4 based on information supplied to the Buyer by the Company or its respective Subsidiaries for inclusion in the Proxy Statement or the S-4.

4.9    Litigation; Compliance with Law.

(a)    There are no (i) investigations or proceedings pending (or, to the knowledge of the Buyer, threatened) by any Governmental Entity with respect to the Buyer or any of its Subsidiaries or (ii) actions, suits or proceedings pending (or, to the knowledge of the Buyer, threatened) against the Buyer or any of its Subsidiaries or any of their respective properties at Law or in equity before, and there are no orders, judgments or decrees of any Governmental Entity against the Buyer or any of its Subsidiaries, in each case of clause (i) or (ii), which, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on the Buyer.

(b)    Each of the Buyer and its Subsidiaries has complied, and is in compliance, in all respects with all Laws and Permits which affect the respective businesses of the Buyer or any of its Subsidiaries and/or the Company’s and its Subsidiaries’ respective properties and assets (real, personal or mixed, tangible or intangible), and the Buyer and its Subsidiaries have not been and are not in violation of or default under any such Law or Permit, except where such violation or default, individually or in the aggregate, has not had or would not be reasonably likely to have a Material Adverse Effect on the Buyer; nor has any written notice, charge, claim or action been received by the Buyer or any of its Subsidiaries or been filed, commenced or, to the knowledge of the Buyer, threatened against the Buyer or any of its Subsidiaries alleging the noncompliance in any material respects with, or any violation of, the foregoing.

(c)    This Section 4.9 does not relate to matters with respect to Tax Laws and other Tax matters (which are the subject of Section 4.10).

4.10    Taxes.

(a)    The Buyer and each of its Subsidiaries has timely filed or caused to be filed (giving effect to all applicable extensions) with the appropriate Governmental Entity all material Returns in all jurisdictions in which such Returns are required to be filed, and such Returns are true, correct and complete in all material respects. None of the Buyer or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Return (other than any extensions to file Returns obtained in the ordinary course of business). All material Taxes of the Buyer or any of its Subsidiaries (whether or not shown on any Returns) that are due have been fully and timely paid to the relevant Governmental Entity.

(b)    Neither the Buyer nor any of its Subsidiaries has received any notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened or pending disputes, claims, audits, examinations, investigations or other proceedings regarding any material Taxes of the Buyer or any of its Subsidiaries which have not been fully paid or settled. There are no Liens for any material amount of Taxes (other than Permitted Liens) on any of the assets of the Buyer or any of its Subsidiaries. No claim has been made by any Governmental Entity in a jurisdiction where the Buyer or any of its Subsidiaries does not file a Return that such Person may be subject to a material amount of Taxes in that jurisdiction. None of the Buyer or any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes.

(c)    The Buyer and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate Governmental Entity.

(d)    Subject to any changes to the method or structure of effecting the Merger pursuant to Section 1.7, neither the Buyer nor any of its Subsidiaries has taken any action or has knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)    Neither the Buyer nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b).

4.11    Disclosure Controls and Procedures.

(a)    Each of the principal executive officer and the principal financial officer of the Buyer (or each former principal executive officer and former principal financial officer of the Buyer, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Buyer SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)    The Buyer has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Buyer in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting and (iii) identified for the Buyer’s auditors any material weaknesses in internal controls. The Buyer has provided to the Company true and correct copies of any of the foregoing disclosures to the auditors or audit committee that have been made in writing from January 1, 2018 through the date hereof, and will promptly provide to the Company true and correct copies of any such disclosure that is made after the date hereof.

(c)    The Buyer has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Buyer’s financial statements. The Buyer’s management, with the participation of the Buyer’s principal executive and financial officers, has completed an assessment of the effectiveness of the Buyer’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such internal controls were effective using the framework specified in the Buyer 10-K.

(d)    No personal loan or other extension of credit by the Buyer or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2018.

(e)    Since January 1, 2018, neither the Buyer nor any of its Subsidiaries nor, to the Buyer’s knowledge, any director, officer, employee, auditor, accountant or representative of the Buyer or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim that the Buyer or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

4.12    Buyer Plans.

Each Buyer Plan has been operated and administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Buyer Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Buyer. There are no termination proceedings or other claims (except routine claims for benefit payable under the Buyer Plans) or proceedings pending or, to the knowledge of the Buyer, threatened against or involving any Buyer Plan or asserting any rights to, or claims for benefits under, any Buyer Plan that would be reasonably expected to have a Material Adverse Effect on the Buyer.

4.13    Brokers.

Except for Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer or any of its Subsidiaries, that is or will be payable by the Buyer or any of its Subsidiaries. The Buyer is solely responsible for the fees and expenses of Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC as and to the extent set forth in the engagement letters dated as of June 25, 2020 and June 19, 2020, respectively.

4.14    No Other Representations or Warranties.

(a)    Except for the representations and warranties made in this Article IV, the Buyer Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Buyer nor any other Person makes any express or implied representation or warranty with respect to the Buyer or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger, and the Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article IV, the Buyer Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Buyer nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Buyer or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article IV, the Buyer Disclosure Letter or any certificate delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of the Buyer, the negotiation of this Agreement or in the course of the Merger or the other transactions contemplated by this Agreement.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Buyer acknowledges and agrees that neither the Company nor any other Person has made or is making, and the Buyer expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to the Buyer, or any of its representatives. Without limiting the generality of the foregoing, the Buyer acknowledges that, except as expressly provided in Article III, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information of the Company or any of its Subsidiaries that may have been made available to the Buyer or any of its representatives.

ARTICLE V

COVENANTS

5.1    Interim Operations of the Company.

The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (i) expressly contemplated or permitted by this Agreement, (ii) set forth in Section 5.1 of the Company Disclosure Letter, (iii) required by applicable Law, or (iv) consented to in writing by the Buyer (which consent, other than with respect to Sections 5.1(b)(iii), (iv), (xiv), (xv), shall not be unreasonably withheld, conditioned or delayed):

(a)    the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice; provided, that this Section 5.1(a) shall not prohibit the Company and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (A) changes or developments resulting from (1) changes in commodity prices or (2) the COVID-19 pandemic; provided further, however, that, prior to taking any such action outside of the ordinary course or that is not consistent with past practice, the Company shall consult with the Buyer and consider in good faith the views of the Buyer regarding any such proposed action, or (B) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health or any material property or asset or to the environment; provided further, however that the Company shall, as promptly as reasonably practicable, inform the Buyer of such condition and any such actions taken pursuant to this clause (B). The Company shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and keep available the services of their current officers and employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors;

(b)    the Company shall not, nor shall it permit any of its Subsidiaries to:

(i)    (A) enter into any new line of business, or (B) except as required on an emergency basis, incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than the amount contemplated by, and during the same time period set forth in, the Company’s capital budget set forth in Section 5.1(b) of the Company Disclosure Letter plus an aggregate amount of $5 million in excess of such budget for all such items;

(ii)    amend its certificate of incorporation or bylaws or similar organizational documents, except as contemplated by the transactions contemplated hereby;

(iii)    except for (A) any distributions between wholly-owned Subsidiaries of the Company or any distributions from a partially-owned Subsidiary of the Company solely to a wholly-owned Subsidiary of the Company, and (B) distributions to the Company from its Subsidiaries, declare, set aside or pay any distributions in respect of its equity securities, or split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its equity securities, or purchase, redeem or otherwise acquire, directly or indirectly, any of its equity securities (other than pursuant to the terms of Company Equity Awards in effect on the date hereof);

(iv)     (A) adjust, split, combine or reclassify any Capital Stock or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of Capital Stock or other equity interest of any class or of any other such securities or agreements of the

Company or any of its Subsidiaries, other than issuances of shares of Company Common Stock pursuant to (x) Company Equity Awards or (y) other securities, options, warrants, calls, commitments or rights existing, in the case of each of clauses (x) and (y), at the date of this Agreement and previously disclosed to the Buyer in writing; or (B) except as provided in Section 2.3, redeem, purchase or otherwise acquire directly or indirectly any of its Capital Stock or any other securities or agreements of the type described in clause (A) of this Section 5.1(b)(iv);

(v)    (A) grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any current or former officer, employee, individual providing services as an independent contractor, or director other than in the ordinary course of business consistent with past practice and in an amount not to exceed a 5% increase of the compensation or benefits of any individual employee or $100,000 in the aggregate for all employees, (B) adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under or terminate any Company Plan (or any plan, program, or agreement that would be a Company Plan if in effect on the date hereof); (C) grant or increase any severance, retention, change in control, termination or similar pay or benefit to any current or former officer, director or employee of the Company or any of its Subsidiaries; (D) grant any stock options, restricted stock awards, restricted stock units, performance units, or other equity-based awards; (E) promote or hire any employee (other than to replace any employee of the Company who has resigned or been terminated from a position which the Company has determined is reasonably necessary to be filled in order to continue to operate its business in a commercially reasonable manner, provided, that such replacement is not provided compensation or benefits which are greater than those provided to the employee of the Company being replaced); (F) terminate more than 20% of the employees at any site of employment; (G) waive the material restrictive covenant obligations of any employee of the Company or any of its Subsidiaries; provided, however, that, in those cases where the Company or any of its Subsidiaries is permitted to hire or promote an employee, this Section 5.1(b)(v) shall not restrict the Company or any of its Subsidiaries from entering into or making available to such newly hired or promoted employee plans, agreements, benefits and compensation arrangements (other than equity incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions.

(vi)     (A) change any material method of Tax or accounting principles, practices or methods or systems of internal accounting controls in effect as of the date of this Agreement or (B) adopt or change any taxable or fiscal year or period, except in each case as required by GAAP or applicable Laws (or as required to conform to any changes in statutory or regulatory accounting rules (including GAAP or regulatory requirements with respect thereto)) and as concurred to by the independent auditors of the Company;

(vii)    acquire by merging or consolidating with (other than mergers among wholly-owned Subsidiaries of the Company), by purchasing an equity interest in (other than investments in wholly-owned Subsidiaries of the Company) or by purchasing all or any portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person, other than the execution of new Oil and Gas Leases necessary for the Company’s current drilling plan reflected in Section 5.1(b) of the Company Disclosure Letter, and other than any acquisitions that are in the ordinary course and contemplated by the Company’s capital budget set forth in Section 5.1(b) of the Company Disclosure Letter;

(viii)    sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the Company Assets, except (A) idled assets, (B) dispositions of inventory or worn-out or obsolete equipment in the ordinary course of business consistent with past practice, and (C) the sale of Hydrocarbons in the ordinary course of business;

(ix)    mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets;

(x)    (A) except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, or except as set forth in clause (B) below, pay, discharge or satisfy any material claims (including claims of equityholders), action, proceeding (including any state or federal regulatory proceeding), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment, other than the payment of any final, nonappealable judgment, or (B) compromise, settle, grant any waiver or release relating to any Litigation, other than the settlement or compromise of any Litigation claim where (x) the amount paid or to be paid, together with the aggregate of all other amounts paid or to be paid in all other settlements or compromises of all other Litigation claims (whether in the same or any other matter or with any other party), does not exceed $1.0 million in the aggregate, (y) neither the Company nor any of its Subsidiaries admits any liability and (z) no restrictions are on the business of the Company and its Subsidiaries;

(xi)    engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.20 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company’s affiliates (other than any Subsidiary of the Company) or any Person that holds or owns five percent (5%) or more of the shares of the Company’s capital stock (or any affiliate of any such Person), other than any Excluded Portfolio Company Oil and Gas Interests entered into in the ordinary course of business consistent with past practice;

(xii)     (A) other than as required by applicable Laws, make, change, rescind or revoke any material Tax election, including elections for any and all joint ventures, partnerships, limited liability companies, or other investments where it has the capacity to make a binding election; (B) amend any income or other material Return, (C) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes; (D) agree to an extension (other than automatic extensions and extensions obtained in the ordinary course of business) or waiver of any statute of limitations with respect to the assessment or determination of any material Taxes; (E) enter into any closing agreement related to any material Taxes; (F) take any action to recognize, trigger, or authorize any item described in Section 3.14(h); or (G) surrender any right to claim any material Tax refund;

(xiii)    take (or omit to take) any action that would, or would reasonably be expected to, result in any of its representations and warranties set forth in this Agreement becoming untrue in a manner that would give rise to the failure of the closing conditions set forth in Section 6.3(a), or that would in any material respect impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated hereby;

(xiv)    adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger or pursuant to Section 5.1(b)(vii)) or any agreement relating to an Acquisition Proposal, except as provided for in Section 5.3;

(xv)    (A) incur, assume or guarantee, endorse or otherwise become liable for any indebtedness for borrowed money other than (1) indebtedness incurred in the ordinary course of business consistent with past practice pursuant to the Company Credit Agreement, and which does not result in the aggregate principal amount outstanding thereunder at any time exceeding $250.0 million, (2) indebtedness owing between or among the Company and its Subsidiaries, and (3) indebtedness associated with bonds, letters of credit, surety or similar obligations incurred in the ordinary course of business in connection with the operation of the Company’s or its Subsidiaries’ oil and gas properties and (4) other indebtedness in an amount incurred since the date of this Agreement not to exceed $10.0 million; (B) except in the ordinary course of business consistent with past practice, repurchase, redeem, repay or otherwise acquire or retire any bonds, debentures, notes or other material indebtedness or other liability other than repayments of indebtedness or other liabilities at stated maturity; (C) make any loans, advances or capital contributions to, or investments in, any other Person other than loans or advances by any Restricted Subsidiary (as defined in the Indenture) to the Company or any other Restricted Subsidiary (as defined in the Indenture); (E) enter into a swap, futures or derivatives transaction except hedging activities in the ordinary course of business consistent with past practice and with the risk parameters described in Section 3.21; (F) prepay any Company Material Contracts, except in the ordinary course of business consistent with past practice; or (G) enter into any material commitment or transaction not otherwise permitted by this Agreement;

(xvi)    enter into any agreement, understanding or commitment that (A) contains a non-compete or similar type of provision that, following the Closing, by virtue of the Merger or of the Buyer becoming affiliated with the Company’s Subsidiaries as a result of the Merger, would by its terms materially restrict the ability of the Buyer or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Effective Time, (B) imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(xvii)    enter into any (A) drilling contract whose term extends beyond December 31, 2020, or (B) other contract, agreement or arrangement outside the ordinary course of business or inconsistent with past practice, that would be a Company Material Contract;

(xviii)    fail to pay any material lease amounts or other material related fees, expenses or amounts related to any Oil and Gas Leases, other than delay rentals that the Company determines not to pay in accordance with Section 5.20;

(xix)    modify or amend in any material respect or take action to terminate any Company Material Contract to which it is a party, or waive in any material respect or assign any of its rights or claims, under any such Company Material Contract;

(xx)    unless required by Law, (i) modify, extend, or enter into any labor agreement or collective bargaining agreement or (ii) recognize or certify any labor union or labor organization as the collective bargaining representative for any employees of the Company or its Subsidiaries; or

(xxi)    renew or enter into any new oil and gas sales, marketing or similar contract or agreement on terms that are not substantially similar to those set forth in Section 5.1(b)(xxi) of the Company Disclosure Letter; or

(xxii)    enter into an agreement, contract, commitment or arrangement to do any of the foregoing;

(c)    the Company shall use commercially reasonable efforts to maintain its insurance policies in effect on the date of this Agreement; and

(d)    the Company shall (i) use commercially reasonable efforts to keep in full force and effect any material Permit required by any Governmental Entity for the continuing operation of its business, and (ii) file on a timely basis all material notices, reports, returns and other filings required to be filed with or reported to any Governmental Entity, as well as all applications and other documents necessary to maintain, renew or extend any material Permit required by any Governmental Entity for the continuing operation of its business.

5.2    Interim Operations of the Buyer.

The Buyer covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (i) expressly contemplated or permitted by this Agreement, (ii) set forth in Section 5.2 of the Buyer Disclosure Letter, (iii) required by applicable Law, or (iv) agreed to in writing by the Company, after the date of this Agreement and prior to the Effective Time:

(a)    The business of the Buyer and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice;

(b)    Solely in the case of the Buyer, the Buyer shall not declare, set aside or pay any extraordinary or special dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to the Buyer Common Stock;

(c)    The Buyer shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting principles used by it as of the date of this Agreement unless required by GAAP as concurred to by the Buyer’s independent auditors;

(d)    The Buyer shall not, nor shall it permit any of its Subsidiaries to, take (or omit to take) any action that would, or would reasonably be expected to, result in (i) any of its representations and warranties set forth in this Agreement becoming untrue in a manner that would give rise to the failure of the closing conditions set forth in Section 6.2(a), or that would in any material respect impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated hereby;

(e)    Solely in the case of the Buyer, the Buyer shall not amend its certificate of incorporation or bylaws or similar organizational documents in a manner that adversely affects the terms of the Buyer Common Stock;

(f)    Solely in the case of the Buyer, the Buyer shall not adopt or enter into a plan of complete or partial liquidation or dissolution; and

(g)    The Buyer shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

5.3    Acquisition Proposals.

(a)    The Company agrees that, except as expressly permitted in this Section 5.3, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, instruct their respective officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, affiliates, agents and other representatives (the “Representatives”) not to, directly or indirectly, (v) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information), or take any other action designed to lead to, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (w) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, (x) accept an Acquisition Proposal or enter into any agreement (other than an Acceptable Confidentiality Agreement in circumstances contemplated in this Section 5.3), including any letter of intent or agreement in principle, providing for or relating to an Acquisition Proposal or enter into any agreement, including any letter of intent or agreement in principle, that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by this Agreement, (y) amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (z) resolve to do any of the foregoing. Without limiting the foregoing, it is agreed that any action taken by any of the Company’s Subsidiaries or by any Representatives of the Company or any of its Subsidiaries that, if taken by the Company, would constitute a breach of this Section 5.3 shall constitute a breach of this Section 5.3 by the Company, regardless of (x) whether such Representative is authorized to take such action, (y) whether such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, and (z) any contrary instruction given to such Representative by the Company or any of its other Representatives pursuant to this Section 5.3 or otherwise. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (w) of this Section 5.3 with respect to a third party if at any time prior to obtaining the Company Required Vote (A) the Company receives a written Acquisition Proposal from such third party that the Company Board believes in good faith is bona fide, (B) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (C) the Company Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, provided that (1) such Acquisition Proposal was received after the date of this Agreement, such Acquisition Proposal was not the result of a material violation of this Section 5.3 and such Acquisition Proposal has not been withdrawn, (2) the Company provides to the Buyer the notice required by Section 5.3(e) with respect to such Acquisition Proposal, (3) prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company and its Subsidiaries that was not previously provided or made available to the Buyer, the Company will provide such non-public information to the Buyer, and (4) the Company shall not deliver any information to such third party without entering into a confidentiality agreement (an “Acceptable Confidentiality Agreement”) on terms, as they relate to confidentiality, no less favorable to the Company than the Confidentiality Agreement (provided that such Acceptable Confidentiality Agreement need not contain any “standstill” or similar provision that would prohibit such third party from making any Acquisition Proposal), a copy of which shall be promptly provided to the Buyer. Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board.

(b)    Except as otherwise provided in Section 5.3(c) or Section 5.3(d), neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withhold, withdraw, modify, qualify or fail to make, or publicly propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to the Buyer, the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) resolve, propose, agree or publicly announce an intention to do any of the foregoing. For the avoidance of doubt, a public statement that merely describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(c)    If the Company receives an Acquisition Proposal that was not the result of a material violation of Section 5.3(a), and that the Company Board believes in good faith is bona fide, and the Company Board (x) after consultation with its financial advisors and outside legal counsel, concludes that such Acquisition Proposal constitutes a Superior Proposal and (y) following consultation with outside legal counsel, determines that the failure of the Company Board to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company Board may at any time prior to obtaining the Company Required Vote, effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d); provided, however, that the Company Board may not take such action pursuant to the foregoing unless:

(i)    the Company has provided prior notice (which notice must state that the Company Board has made the determinations described in, and in accordance with, the foregoing clauses (x) and (y) of Section 5.3(c)) to the Buyer specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal, identifying the Person or group making such Superior Proposal and delivering to the Buyer a copy of the proposed definitive agreement providing for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements) at least four (4) calendar days in advance of its intention to take such action with respect to an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d) (the period inclusive of all such days, the “Section 5.3(c) Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 5.3(c) and a new Section 5.3(c) Notice Period, except that such new Section 5.3(c) Notice Period in connection with any amendment shall be for two (2) calendar days from the time the Buyer receives such notice (as opposed to four (4) calendar days));

(ii)    during the Section 5.3(c) Notice Period, the Company has negotiated with the Buyer in good faith (to the extent the Buyer desires to negotiate) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company Board to make an Adverse Recommendation Change pursuant to this Section 5.3(c) or terminate this Agreement pursuant to Section 7.1(d); and

(iii)    at the end of the Section 5.3(c) Notice Period, the Company Board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by the Buyer, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure of the Company Board to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d) with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(d)    Other than in connection with an Acquisition Proposal (which shall be subject to Section 5.3(c) and shall not be subject to this Section 5.3(d)), nothing in this Agreement shall prohibit or restrict the Company Board from making an Adverse Recommendation Change at any time prior to obtaining the Company Required Vote in response to a Company Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and (ii) (A) the Company provides the Buyer four (4) calendar days’ notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Adverse Recommendation Change, the Company shall negotiate in good faith with the Buyer during such four (4) calendar day period (to the extent that the Buyer desires to negotiate) to make such revisions to the terms of this Agreement as would obviate the need for the Company Board to make an Adverse Recommendation Change pursuant to this Section 5.3(d), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by the Buyer, and following such four (4) calendar day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Company Board to effect an Adverse Recommendation Change with respect to such Company Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. “Company Intervening Event” means any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of circumstances) not related to an Acquisition Proposal that was not known or reasonably foreseeable to the Company Board on the date hereof (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable to or understood by the Company Board as of the date hereof), which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Required Vote.

(e)    The Company agrees that in addition to the obligations of the Company set forth in paragraphs 5.3 through (b) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event later than 24 hours after the Company’s receipt thereof), the Company shall advise the Buyer in writing of any request for information (other than a request for information in the ordinary course of business and unrelated to an Acquisition Proposal) or any Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to the Buyer (i) copies of any written materials received by the Company in connection with any of the foregoing, (ii) the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place, and (iii) any non-public information concerning the Company or any of its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the Buyer. The Company shall keep the Buyer informed of the status of any Acquisition Proposal (including any changes to the material terms and conditions thereof). The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party and will use its reasonable best efforts to enforce any such agreement at the request of or on behalf of the Buyer, including initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages; provided, that, notwithstanding any other provision in this Section 5.3, prior to, but not after, the time the Company Required Vote is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board or a committee thereof determines in good faith, after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make an Acquisition Proposal, on a confidential basis, to the Company Board or a committee thereof and communicate such waiver to the applicable third party; provided, however, that the Company shall advise the Buyer at least two (2) calendar days prior to taking such action.

(f)    The Company will and will cause its Subsidiaries and will instruct its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than the Buyer and its Representatives) conducted on or prior to the date of this Agreement with respect to any Acquisition Proposal (which, for this purpose, need not have been an unsolicited proposal) and shall request that each Person that executed a confidentiality agreement with the Company with respect to any Acquisition Proposal and is in possession of confidential information about the Company or any of its Subsidiaries, return or destroy all such confidential information in accordance with the terms of the confidentiality agreement with such Person.

(g)    For purposes of this Agreement, “Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that (in the aggregate) constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of or Capital Stock of or any partnership or other equity interest in, the Company or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of Capital Stock, partnership or other equity interest, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction or series of transactions that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of Capital Stock of, or any partnership or other equity interest in, the Company or any of its Subsidiaries whose business (in the aggregate) constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean any bona fide written Acquisition Proposal made after the date hereof that was not the result of a material violation of this Section 5.3, made by a third party to purchase all or substantially all of the assets or all or substantially all of the outstanding equity securities of the Company pursuant to a tender offer, exchange offer or merger (i) on terms which a majority of the Company Board determines in good faith to be superior to the Company and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated hereby and to any alternative transaction or changes to the terms of this Agreement proposed by the Buyer pursuant to Section 5.3(c) (after consultation with its financial advisors, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any changes to the terms of this Agreement offered by the Buyer in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal and taking into account all other legal, financial and regulatory aspects of such proposal) and (ii) which the Company Board reasonably believes is likely to be consummated on its terms.

5.4    Access to Information and Properties.

(a)    Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and the Buyer shall, and shall cause each of its Subsidiaries to, afford to the authorized Representatives of the other party reasonable access, during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1, to all of its properties, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request and a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of applicable Laws (including pursuant to the HSR Act, the Securities Act, the Exchange Act and the rules of any Governmental Entity thereunder), as applicable (other than documents which are not permitted to be disclosed under applicable Laws), including all information necessary to prepare the Proxy Statement and the S-4. No party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. If the restrictions of the preceding sentence apply, the Company and the Buyer shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be reasonably likely to result in the violation of any such contract or Law or be reasonably likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which nonemployee Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other parties that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined and (y) communicate to the other parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with this Section 5.4(a)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract). Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, the Company shall use its reasonable best efforts to cooperate with and assist the Buyer in connection with the Buyer’s planning and implementation of the integration of the Company’s IT, accounting, land and other systems and databases with those of the Buyer. For clarity, the informational obligations under this Section 5.4(a) shall not apply to information regarding Acquisition Proposals pursuant to Section 5.3.

(b)    Until the Effective Time, each party and its authorized Representatives, including engineers, advisors and consultants, lenders and financing sources, upon reasonable notice and in a manner that does not unreasonably interfere with the business of the applicable party or any of its Subsidiaries, may enter into and upon all or any portion of the real property owned or leased by the other party in order to investigate and assess, as such party reasonably deems necessary or appropriate, the environmental condition of such real property and the other assets or the businesses of such other party or any of its Subsidiaries (an “Investigation”). An Investigation may include a Phase I environmental site assessment, or similar investigation and sampling or testing of air, soil, sediments, and/or ground or surface waters at, on or under any real property. Each party hereto shall, and shall cause each of its Subsidiaries to, cooperate with the other parties in conducting any such Investigation, facilitating further testing or evaluation as may be reasonably prudent with respect to matters identified in the Investigation, allow any other party reasonable access to such party’s and its Subsidiaries’ respective businesses, real property and other assets, together with full permission to conduct any such Investigation, and provide to any other party all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of such party, its Subsidiaries, or any of their predecessors that are in the possession of such party or any of its Subsidiaries, and all information relating to environmental matters regarding such party’s and its Subsidiaries’ respective businesses, real property and other assets that are in the possession of such party or any of its Subsidiaries.

(c)    The Buyer and the Company will hold any information contemplated under Section 5.4(a) and/or Section 5.4(b) in accordance with the provisions of the Confidentiality Agreement; provided, however, that each party’s obligations under the Confidentiality Agreement shall terminate on the earlier of (i) the date provided therein in the event this Agreement is terminated prior to such date or (ii) the Effective Time. The disclosing party shall not be responsible to the requesting party for personal injuries sustained by the requesting party’s Representatives in connection with the access provided pursuant to this Section 5.4, and shall be indemnified and held harmless by the requesting party for any losses suffered by the disclosing party or its Representatives in connection with any such personal injuries.

(d)    No Investigation by the Buyer or the Company or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

(e)    To the extent allowed by applicable Law, not later than the 30th day after the end of each calendar month, the Company shall provide the Buyer with production reports, hedge schedules, financial reports, and the updated go forward forecasts for such month in the form and containing the information that the Company prepares such reports for its internal management purposes.

5.5    Further Action; Reasonable Best Efforts.

(a)    Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use (and to cause their respective Subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including (i) the use of reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby; provided, however, that none of the Buyer, the Company or any of their respective Subsidiaries shall be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law). Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for such filings that are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby, provided that neither party is obligated to share any document submitted to or received from a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business or assets.

(b)    Each of the Buyer and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any applicable Law. Without limiting the foregoing, the Company and the Buyer shall, (i) as soon as practicable, and in any event within 10 Business Days, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and shall use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation, (ii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, including substantial compliance with any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable, (iii) use reasonable best efforts to take, or to cause to be taken, all other actions and to do, or to cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date), (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including to the extent permitted by Law promptly furnishing the other with true and complete copies of notices or other communications sent or received by the Company or the Buyer, as the case may be, or any of their Subsidiaries, to or from any third party and/or any Governmental Entity with respect thereto, and permit the other to review in advance and comment on any proposed communication by such party to any supervisory or Governmental Entity and (v) give the other reasonable notice of, and, to the extent permitted by such Governmental Entity, allow the other to attend and participate at any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry or proceeding relating thereto.

(c)    The Company agrees to, and to cause (with respect to advisors and accountants, use its commercially reasonable efforts to cause) its Subsidiaries and its and their respective officers, employees, advisors and accountants to, reasonably cooperate, during normal business hours and with reasonable notice, with the Buyer and its affiliates in connection with the arrangement of any financing to be consummated prior to or contemporaneously with the Closing in respect of the transactions contemplated by this Agreement, including participation in meetings, due diligence sessions, responding to questions or reasonable information requests regarding the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and obtaining comfort letters from the Company’s accountants, and obtaining legal opinions of local counsel for guarantors of financings, in each case, as may be reasonably requested by the Buyer and at no out-of-pocket expense to the Company or its Subsidiaries (or the Buyer shall reimburse the Company and its Subsidiaries for such out-of-pocket expenses). No later than three (3) Business Days prior to Closing, the Company shall obtain from the Agent, and deliver to the Buyer, prior to the Closing Date, an executed payoff letter in connection with the Company Credit Agreement, in customary form and substance, setting forth (i) the amounts required to pay off the Company Credit Agreement in full on the Closing Date, the indebtedness owing to each creditor under the Company Credit Agreement (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; and (ii) upon payment of such amounts, a release of the Company and its Subsidiaries, including the automatic release of any and all Liens securing the Company Credit Agreement.

(d)    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Entity shall take or cause to be taken all such necessary action.

(e)    In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement, each of the Company and the Buyer shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or any other transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.5 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Section 5.5.

(f)    Notwithstanding anything to the contrary contained in this Agreement, (i) except as otherwise permitted in Section 5.1, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Buyer, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Merger, the freedom of action of the Buyer or any of the Buyer’s affiliates with respect to, or its ability to retain, the Company and its Subsidiaries or any of the respective businesses, product lines or assets of the Buyer, the Company or any of their respective Subsidiaries or affiliates, and (ii) neither the Buyer nor any of its affiliates shall be required to divest or hold separate (or agree to divest or hold separate) or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any businesses, product lines or assets of the Buyer, the Company or any of their respective Subsidiaries or affiliates. In addition, neither the Buyer nor any of its affiliates shall be under any obligation to take any action described in the preceding clause (ii) under this Section 5.5 if the FTC or the Department of Justice authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the transactions contemplated by this Agreement or if any Governmental Entity outside of the United States seeks comparable relief under any Competition Laws.

(g)    The Company shall give the Buyer the opportunity to participate, subject to a customary joint defense agreement, in, the defense or settlement of any stockholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without the Buyer’s consent.

(h)    Subject to the receipt of any required consents under the Company Credit Agreement, which the Company shall use its commercially reasonable efforts to obtain (provided that such efforts shall not be required to include payment of any fee, the payment of reimbursement of any legal or other expense, or the payment of any other amount in connection with such consents, all of which shall be paid by Buyer), the Company shall, at Buyer’s request, (i) within the timeframes specified in the Indenture, provide all required notices and documentation to the trustee under the Indenture (the “Trustee”) with respect to the redemption of all of the 8.875% Senior Notes due 2023 issued and outstanding under the Indenture (the “2023 Notes”), (ii) when requested by Buyer, send or instruct the Trustee to send to the holders of the 2023 Notes a notice of optional redemption (the “Redemption Notice”) for all of the outstanding principal amount of the 2023 Notes, and (iii) assuming that prior to or contemporaneously with the Effective Time on the Closing Date, the Buyer has deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the 2023 Notes the aggregate amount of cash sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness (as defined in the Indenture) on the 2023 Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of redemption, together with all sums then payable by the Company under the Indenture and the 2023 Notes, concurrently with Closing, deliver irrevocable instructions to the Trustee to apply the deposited money towards the payment of the 2023 Notes. The Redemption Notice shall be in form and substance reasonably acceptable to the Buyer and shall provide that the “Redemption Date” (as defined in the Indenture) shall be the a date requested by Buyer and may provide that the consummation of the Merger is a condition precedent to the redemption; provided that the Company hereby agrees that the Redemption Notice issued in accordance with this clause (h) shall not include any other condition precedent to the redemption.

5.6     Proxy Statement/Form S-4; Stockholders’ Meeting.

(a)    As promptly as practicable after the execution of this Agreement, the Company and the Buyer shall cooperate in preparing and the Company shall cause to be filed with the SEC, in connection with the Merger, a proxy statement in preliminary form (together with any amendments or supplements thereto, the “Proxy Statement”) and the Buyer shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company and the Buyer shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the S-4 and any such statement or schedule. Each of the Company and the Buyer shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders. In furtherance of the foregoing, the parties shall respond promptly to any comments with respect to the Proxy Statement or the S-4 filed by them. No filing of, or amendment or supplement to, or dissemination of the Proxy Statement or the S-4 or any other statement or schedule or any other materials used in connection with the Company Special Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act will be made by the Company or the Buyer without providing the other a reasonable opportunity to review and comment thereon. If at any time after the date the Proxy Statement is mailed to the Company’s stockholders and prior to the Company Special Meeting any information relating to the Company, the Buyer or any of their respective affiliates, officers or directors, should be discovered by the Company or the Buyer which is required to be set forth in an amendment or supplement to the Proxy Statement, S-4 or any other statement or schedule, so that none of the Proxy Statement, the S-4 or any such statement or schedule will include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The Buyer shall also use reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b)    All documents that the Company or the Buyer is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall notify each other promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Merger and (ii) all orders of the SEC relating to the S-4.

(c)    The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 is declared effective by the SEC, and in no event later than 40 days after such date, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (the “Company Special Meeting”), and shall, except as otherwise provided in Section 5.3(c) or Section 5.3(d), (i) recommend adoption of this Agreement, and include in the Proxy Statement such recommendation and (ii) use its reasonable efforts to solicit and obtain such adoption or approval. Notwithstanding any withdrawal, amendment or modification by the Company Board or any committee thereof of its recommendation of this Agreement in accordance with Section 5.3(c) or Section 5.3(d), or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, or any other fact or circumstance, unless this Agreement is terminated in accordance with Section 7.1, this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement. Once the Company Special Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Special Meeting without the consent of the Buyer (which consent shall not be unreasonably withheld or delayed) (other than (i) for the absence of a quorum, or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Special Meeting). At any such Company Special Meeting following any such withdrawal, amendment or modification of the Company Board’s recommendation of this Agreement, the Company shall submit this Agreement to its stockholders and, provided the Company Board has complied with Section 5.3(c) or Section 5.3(d), may do so without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may, subject to Section 5.3(c) or Section 5.3(d), communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto. Without limiting the generality of the foregoing, the Company agrees that unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall not submit any Acquisition Proposal (including any Superior Proposal) to a vote of Company’s stockholders.

5.7    Notification of Certain Matters.

The Company shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company or the Buyer, (b) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to be complied with or satisfied by it under this Agreement, (c) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect (including such party having received knowledge of any fact, event or circumstance that would be reasonably expected to cause any representation qualified as to the knowledge of such party to be or become untrue or inaccurate), (d) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries and that relate to the Merger or (e) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.8    Directors’ and Officers’ Insurance and Indemnification.

(a)    After the Effective Time, and subject to Section 5.8(b), the Buyer shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and any of its Subsidiaries in such capacities (“Indemnified Parties”) to the fullest extent permitted by applicable Law against any losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities, judgments or amounts that are paid in settlement of, or incurred in connection with, any Proceeding to which an Indemnified Party is a party or is otherwise involved (including as a witness) that is based in whole or in part on, or arising in whole or in part out of, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, or a fiduciary under any Company Plan (including, in each case, if such service was at the request or for the benefit of the Company or any of its Subsidiaries as a director, officer, employee, agent, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity and including acts or omissions occurring in connection with this Agreement and the transactions contemplated hereby), arising out of actions or omissions or alleged actions or omissions occurring or existing at, or prior to the Effective Time and whether asserted or claimed at, prior to or after the Effective Time.

(b)    After the Effective Time, in the event any Indemnified Party becomes involved in any capacity in any Proceeding based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated hereby, existing or occurring at or prior to the Effective Time, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer; provided, however, that (i) the Buyer shall have the right to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Parties and upon such assumption the Buyer shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for such Indemnified Party reasonably determines (upon advice of outside counsel) that there are issues that raise conflicts of interest between the Buyer and such Indemnified Party, or among one or more Indemnified Parties, such Indemnified Party may retain counsel reasonably satisfactory to him/her after consultation with the Buyer, and the Buyer shall as promptly as practicable pay the reasonable fees and expenses of such counsel for such Indemnified Party and (ii) the Buyer shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any Indemnified Party wishing to claim indemnification under this Section 5.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify promptly the Buyer thereof, provided that the failure to so notify shall not affect the obligations of the Buyer under this Section 5.8 except to the extent such failure to notify prejudices the Buyer. The Buyer’s obligations under this Section 5.8 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim.

(c)    No Indemnified Party shall settle any Claim without the prior written consent of the Buyer, nor shall the Buyer settle any Claim without either (i) the written consent of all Indemnified Parties against whom such Claim was made (which consents shall not be unreasonably withheld, conditioned or delayed), or (ii) obtaining an unconditional general release from all liability arising out of such Proceeding for all Indemnified Parties without admission or finding of wrongdoing as a condition of such settlement. The rights of each Indemnified Party under this Section 5.8 shall be in addition to any rights such person may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, under Delaware law or any other applicable Law or pursuant to any employment agreement or indemnification agreement in effect on the date hereof. The provisions of this Section 5.8 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties.

(d)     The Buyer agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any agreement to which the Company or any of its Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Buyer shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiary’s certificate of incorporation and by-laws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Proceeding pending or asserted within such period shall continue until the disposition or resolution of such Proceeding. If the Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent required, proper provision shall be made so that the successors and assigns of the Buyer shall assume the obligations set forth in this Section 5.8.

(e)    On or prior to the Effective Time, the Buyer shall purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company from a carrier with the same or better credit rating to the Company’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company as of the date of this Agreement with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Buyer pay (or become obligated to pay) with respect to such “tail” policy more than the amount set forth on Section 5.8(e) of the Buyer Disclosure Letter (the “Maximum Amount”) unless Buyer, in its sole discretion, elects to pay more than the Maximum Amount for such purpose. If the cost of the insurance called for by this Section 5.8(e) exceeds the Maximum Amount, and the Buyer elects not to spend more than the Maximum Amount for such purpose, the Buyer shall purchase as much coverage as is available for the Maximum Amount.

5.9    Publicity.

The Company and the Buyer agree to issue an initial joint press release announcing the execution and delivery of this Agreement to be reasonably agreed upon by the Buyer and the Company. Neither the Company, the Buyer, nor any of their respective affiliates shall issue or cause the publication of any public disclosure, press release, or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld, except as may be required by Law or by any listing agreement with a national securities exchange if all reasonable efforts have been made to consult with the other party and to afford such other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding the same; provided, that each party or any of their respective affiliates may issue public announcements or make other public disclosures regarding the Merger, this Agreement or the other transactions contemplated by this Agreement that consist solely of information previously disclosed in press releases or announcements previously approved by either party or made by either party in compliance with this Section 5.9; provided, further, that neither party shall be (a) restricted from making internal communications with its employees which are not made public; provided that such party shall consult with the other party with respect to any such communication regarding material developments with respect to the Merger (other than those described in Section 5.3), or (b) required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change other than as set forth in Section 5.3. For the avoidance of doubt, nothing in this Section 5.9 shall prevent the Buyer or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to the Merger, this Agreement or the other transactions contemplated by this Agreement.

5.10    Comfort Letters; Consent to Use of Financial Statements.

(a)    In connection with the information regarding the Company and its Subsidiaries, or the Merger, provided by the Company and its Subsidiaries specifically for inclusion in, or incorporation by reference into, the S-4, the Company shall use its reasonable best efforts to cause to be delivered to the Buyer a letter of Grant Thornton LLP, dated the date on which the S-4 shall become effective and addressed to the Buyer, in form and substance reasonably satisfactory to the Buyer and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

(b)    The Company hereby consents to the Buyer’s use of and reliance on any audited or unaudited financial statements, including the financial statements of the Company included in the Company SEC Documents, relating to the Company and its Subsidiaries reasonably requested by the Buyer to be used in any financing or other activities of the Buyer and its Subsidiaries, including any filings that the Buyer and its Subsidiaries are required to make with the SEC in connection therewith. In addition, the Company will use, and will cause its Subsidiaries to use, their respective commercially reasonable efforts to obtain comfort letters from Grant Thornton LLP regarding information about the Company and its Subsidiaries as reasonably requested by the lead underwriter(s) or initial purchaser(s) in connection with any registered or private offering or otherwise and to obtain the consent of Grant Thornton LLP to the inclusion of the financial statements referenced above in appropriate filings with the SEC or in private placement documents.

5.11    Stock Exchange Listing.

The Buyer shall use its reasonable best efforts to cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as of the Effective Time.

5.12    Employee Matters

(a)    The Buyer shall provide (or cause its affiliates to provide), for the one-year period following the Effective Time (or until such employee’s earlier termination of employment for any reason), each employee who remains in the active employment with the Surviving Entity or any of its affiliates as of the Effective Time (the “Continuing Employees”), (i) an annual base salary or wage rate that is equal to or greater than his or her annual base salary or wage rate as in effect immediately prior to the Effective Time (provided that such salary and wage rate shall be subject to reduction in the event of generally applicable similar reductions in salaries and wages applicable to similarly situated employees of the Buyer), (ii) an annual bonus opportunity that is equal to or greater than his or her annual bonus opportunity as in effect immediately prior to the Effective Time, (iii) recognition of all earned but unused paid time off (“PTO”) of the

Continuing Employee as of the Effective Time and an annual PTO carryover allowance into 2021 of up to 80 hours (or more as may be the policy of the Buyer or its affiliates as in effect from time to time) of earned but unused PTO, and (iv) other compensation and employee benefits (other than equity or equity-based compensation) that are substantially similar in the aggregate to either (A) the other compensation and employee benefits provided to similarly situated employees of the Buyer and its affiliates as in effect from time to time, or (B) the other compensation and employee benefits provided to Continuing Employees immediately prior to the Effective Time (in each case other than equity or equity-based compensation). Subject to Section 5.12(b), the event that any individual is terminated for any reason upon or immediately following the Effective Time, (1) such individual will cease to be a Continuing Employee for purposes of this Section 5.12 and (2) no such individual shall be eligible for or entitled to benefits under any benefit or compensation plan of Buyer or an Affiliate in effect prior to the Effective Time. For purposes of the immediately preceding sentence, no Company Plan shall be considered to be a benefit or compensation plan of Buyer or an Affiliate in effect prior to the Effective Time.

(b)    The Buyer shall (or shall cause its affiliates to) honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each current or former employee, consultant or director of the Company or any of its Subsidiaries arising under the terms of any employment, consulting, retention, equity or equity-based, severance, change of control, or similar plan, agreement or arrangement listed on Section 3.10(a) of the Company Disclosure Letter in accordance with the terms thereof in effect at the Effective Time. Further and without limiting the foregoing, the Buyer and the Company hereby agree that the consummation of the transactions contemplated by this Agreement shall constitute a “change of control” or “change in control” for purposes of each of (i) the employment agreements and offer letters listed on Section 3.10(d)(i) of the Company Disclosure Letter, (ii) the Company Equity Plans and all Company RSU Awards, Company PSU Awards, and Company Restricted Stock Awards outstanding under the Company Equity Plans as of the Closing Date, and (iii) the other Company Plans listed on Section 3.10(d)(i) of the Company Disclosure Letter.

(c)    Effective as of the Effective Time, the Buyer shall, or shall cause its affiliates to, cause each Buyer Plan (including all applicable PTO, severance and defined contribution retirement benefit plans and programs) in which any Continuing Employee becomes eligible to participate to treat the prior service of such Continuing Employee with any of the Company and its affiliates as service rendered to the Buyer for purposes of vesting, eligibility and level of benefits, but not for any purposes under any defined benefit pension plan or retiree medical plan or for purposes of vesting under any equity compensation plan, to the extent that such service crediting does not violate any applicable Laws or result in duplication of benefits for the same period of service.

(d)    The Buyer shall, or shall cause its affiliates to, use commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of the Buyer or any affiliate of the Buyer to the extent such Continuing Employee and his or her eligible dependents are covered under a health and welfare benefit plan of the Company or any of its affiliates (as the case may be), and such conditions, periods or requirements are satisfied or waived under such plan, immediately prior to the Effective Time and (ii) credit each Continuing Employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such employee and covered dependents under the medical employee benefit plan of the Company or any of its affiliates (as the case may be) prior to the Effective Time during the year in which the Effective Time occurs for the purpose of determining the extent to which any such employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under any medical plan of the Buyer or any affiliate of the Buyer for such year.

(e)    The provisions of this Section 5.12 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of their respective affiliates), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 5.12) under or by reason of any provision of this Agreement. Nothing in this Section 5.12 is intended to (i) prevent the Buyer, the Surviving Entity or any of their respective affiliates from (A) establishing, amending or terminating any of their respective employee benefit plans or any other benefit or compensation plan, policy, program, contract, agreement or arrangement or, after the Effective Time, any Company Plan or (B) terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason, or (ii) provide any Person any right to employment or service or continued employment or service with the Buyer, the Surviving Entity or any of their respective affiliates.

(f)    Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any employee benefit plan sponsored, maintained or contributed to by the Company, the Buyer or any of their respective affiliates.

5.13    Certain Tax Matters.

(a)    Subject to any changes to the method or structure of effecting the Merger pursuant to Section 1.7, but subject to the qualifications therein, for U.S. federal income tax purposes, (i) the parties intend that (x) the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (y) the Company and the Buyer shall each be a party to such reorganization within the meaning of Section 368(b) of the Code and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall use its commercially reasonable efforts to cause the Merger to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)    The Buyer and the Company shall each use commercially reasonable efforts to cause the delivery of any opinion with respect to the tax treatment of the Merger required to be rendered in connection with any filing described in Section 5.6, including using commercially reasonable efforts to deliver to Norton Rose Fulbright US LLP, tax counsel for the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel for the Buyer, or in each case, such other nationally recognized law or accounting firm reasonably acceptable to the Company or the Buyer, as applicable, Tax certificates dated as of the date such filing is declared effective by the SEC and signed by an officer of the Company or the Buyer, as applicable, containing representations and covenants, in each case, as reasonably necessary and appropriate to enable counsels to render any such opinion. Each of the Buyer and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants, and representations included in the certificates described in this Section 5.13(b). The Company and the Buyer shall reasonably cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of the Buyer and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(c)    The Company and the Buyer shall comply with the recordkeeping and information reporting requirements imposed on them, including, if applicable, but not limited to those set forth in Treasury Regulation Section 1.368-3.

5.14    Confidentiality Agreement.

The obligations of the Buyer and the Company under the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and all information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company, the Buyer or their respective Subsidiaries of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

5.15    Takeover Laws.

Neither the Company nor the Buyer will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or similar statute enacted under state or federal law, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from such Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

5.16    Section 16 Matters.

The Company Board shall, to the extent necessary, take appropriate action, prior to the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Equity Awards in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.17    Transportation Agreements.

The Buyer shall prepare and file with the Federal Energy Regulatory Commission (“FERC”) (and the Company shall, and shall cause its Subsidiaries and their respective affiliates to cooperate with the Buyer in connection therewith) a joint petition of SWN Energy Services Company, LLC, the Company and each Subsidiary of the Company holding capacity for temporary waivers of all applicable capacity release regulations and related policies and requirements of the related tariff requirements of the interstate pipelines providing transportation service pursuant to transportation agreements as may be reasonably necessary to facilitate the assignment or permanent release from the Company, its Subsidiaries and their affiliates to SWN Energy Services Company LLC or any other designated affiliate of the Buyer of all pipeline transportation contracts subject to the jurisdiction of FERC on rates, terms and conditions identical to those currently in effect for the Company, its Subsidiaries and their affiliates or their designees to be effective on or after the Closing.

5.18    Hedging Matters.

Prior to Closing, the Company or its applicable Subsidiary shall in respect of each Specified Hedging Volume identified on Section 3.21 of the Company Disclosure Letter to be entered into on or after the date hereof, (A) initiate one or more swap or collar transactions, or a combination thereof, in amounts equal to such Specified Hedging Volume in accordance with the terms and timing set forth on Section 3.21 of the Company Disclosure Letter, (B) maintain (without increasing or decreasing) each Specified Hedging Volume, and (C) not execute or deliver any amendment for, or waiver of any right under, any Derivative Transaction, transfer any right or obligation under any Derivative Transaction or terminate any Derivative Transaction other than amendments (including related amendments under the trade confirmations) necessary in order to maintain the Specified Hedging Volumes identified on Section 3.21 of the Company Disclosure Letter.

5.19    WARN Act Compliance.

The Company and its Subsidiaries shall refrain from causing any employees of the Company or its subsidiaries to suffer an “employment loss” (as defined in the WARN Act) in the ninety (90) days prior to the Effective Time; provided, however, that any such “employment loss” resulting from actions taken by the Company or its Subsidiaries with the consent or at the request of the Buyer shall not constitute a breach of this covenant. At the request of the Buyer, the Company or its Subsidiaries, as applicable, shall prepare and deliver any notices required or potentially required pursuant to the WARN Act to effectuate the termination of any employees of the Company or its Subsidiaries identified by the Buyer as of the Effective Time; provided, however, that all such notices shall indicate that the terminations shall be contingent upon the consummation of the Merger.

5.20    Delay Rentals/Lease Extensions.

At least 20 days prior to the expiration of any Oil and Gas Lease of the Company or any of its Subsidiaries that (i) is scheduled to expire prior to the Closing Date and (ii) the Company or any of its Subsidiaries has the right or option to renew or extend, whether through the payment of delay rentals or otherwise, the Company shall (x) provide the Buyer with notice of such expiration and (y) consult with the Buyer regarding any determination of the Company to renew or otherwise extend, or to not renew or otherwise extend, the term of such Oil and Gas Lease.

5.21    Certain Disposition Activities.

The Company shall continue its efforts to divest its interest in the entity described on Section 5.21 of the Company Disclosure Letter (the “Designated Interests”) and at the request of the Buyer shall provide the Buyer with updates regarding such efforts and any proposals or other communications received from or discussions or negotiations with potential purchasers of the Designated Interests. The Company shall not and shall not permit any of its Subsidiaries to enter into any binding agreement or commitment with respect to the sale or other disposition of the Designated Interests without the prior written consent of the Buyer.

ARTICLE VI

CONDITIONS

6.1    Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

(a)    This Agreement shall have been adopted by the Company Required Vote;

(b)    No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

(c)     Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

(d)    The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(e)    The Buyer Common Stock to be issued upon the Merger shall have been approved for listing on the NYSE Stock Exchange subject to official notice of issuance.

6.2    Conditions to the Obligation of the Company to Effect the Merger.

The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)     (i) The representations and warranties of the Buyer set forth in Section 4.1(a) (Organization), the first three sentences of Section 4.2(a) (Capitalization), Section 4.2(b) (Capitalization) and Section 4.3 (Authorization; Validity of Agreement), shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) in all respects, except for de minimis inaccuracies; (ii) the representations and warranties of the Buyer set forth in Section 4.6(ii) (Absence of Certain Changes) of this Agreement shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) the representations and warranties of the Buyer set forth in this Agreement (other than the representations and warranties described in clauses (i) and (ii) above) shall be true and correct (disregarding all qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect” set forth therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on the Buyer. The Company shall have received a certificate signed on behalf of the Buyer by an authorized executive officer of the Buyer to the foregoing effect; and

(b)    The Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of the Buyer by an authorized officer of the Buyer to such effect.

6.3    Conditions to Obligations of the Buyer to Effect the Merger.

The obligations of the Buyer to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)     (i) The representations and warranties of the Company set forth in Section 3.1(a) (Organization), the first three sentences of Section 3.2(a) (Capitalization), the first sentence of Section 3.2(d) (Capitalization), and Section 3.3 of this Agreement (Authorization; Validity of Agreement) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.2(e) (Capitalization) of this Agreement shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company set forth in Section 3.6(b) (Absence of Certain Changes) of this Agreement shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Material Adverse Effect” set forth therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on the Company. The Buyer shall have received a certificate signed on behalf of the Company by an authorized executive officer of the Company to the foregoing effect; and

(b)    The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Buyer shall have received a certificate signed on behalf of the Company by an authorized officer to such effect.

ARTICLE VII

TERMINATION

7.1    Termination.

Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder adoption of this Agreement:

(a)    By the mutual consent of the Buyer and the Company in a written instrument;

(b)    By either the Company or the Buyer upon notice to the other, if:

(i)    the Merger shall not have been consummated on or before 11:59 p.m., Central Time, on February 12, 2021 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(ii)    any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the parties hereto shall have used their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and not-appealable (provided that the terminating party is not then in breach of Section 5.5);

(iii)    the stockholders of the Company fail to adopt this Agreement by the Company Required Vote at the Company Special Meeting (including any postponement or adjournment thereof);

(iv)    there shall have been a breach of or any inaccuracy in any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following receipt by the breaching party of notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Closing (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 6.3(a) (in the case of a breach of representation or warranty by the Company) or Section 6.2(a) (in the case of a breach of representation or warranty by the Buyer); or

(v)    if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within 30 days following receipt by the breaching party of notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Closing (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(v) unless the breach of such covenants or agreements, together with all other such breaches, would entitle the party to which such covenants or agreements are being made not to consummate the transactions contemplated by this Agreement under Section 6.3(b) (in the case of a breach of covenants or agreements by the Company) or Section 6.2(b) (in the case of a breach of covenants or agreements by the Buyer);

(c)    By the Buyer, upon notice to the Company prior to, but not after, the time the Company Required Vote is obtained, if:

(i)    the Company, or the Company Board, as the case may be, shall have (A) entered into any agreement with respect to any Acquisition Proposal other than the Merger or an Acceptable Confidentiality Agreement as permitted by Section 5.3; (B) approved or recommended, or, in the case of a committee, proposed to the Company Board to approve or recommend, any Acquisition Proposal other than the Merger; or (C) resolved to do any of the foregoing; or

(ii)    an Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make an Adverse Recommendation Change.

(d)    By the Company, at any time prior to obtaining the Company Required Vote, to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company shall concurrently pay to the Buyer the Termination Fee pursuant to Section 8.1(b).

7.2    Effect of Termination.

In the event of the termination of this Agreement as provided in Section 7.1, notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except Article VIII and as provided in this Section 7.2, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of the Buyer or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of any covenant contained in this Agreement or fraud.

ARTICLE VIII

MISCELLANEOUS

8.1    Fees and Expenses.

(a)    Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the Company and the Buyer shall each be responsible for 50% of the fee in connection with the filings under the HSR Act contemplated by Section 5.5(b).

(b)    If this Agreement is terminated by the Buyer pursuant to Section 7.1(c) or by the Company pursuant to Section 7.1(d), then the Company shall pay to the Buyer in immediately available funds a termination fee in an amount equal to the Termination Fee.

(c)    In the event that (i) an Acquisition Proposal has been publicly proposed by any Person (other than the Buyer or any of its affiliates) or an Acquisition Proposal has otherwise become known to the Company’s directors or officers, or its stockholders generally, (ii) thereafter this Agreement is terminated by either the Company or the Buyer pursuant to Section 7.1(b)(i) or 7.1(b)(iii), or by the Buyer pursuant to Section 7.1(b)(iv) or 7.1(b)(v), and (iii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company shall pay the Buyer the Termination Fee upon the first to occur of the events described in clause (iii) of this sentence; provided that, for purposes of this sentence, “Acquisition Proposal” shall have meaning assigned to such term in Section 5.3(g), except that the references to “20% or more” shall be deemed to be references to “50% or more”.

(d)    Any payment of the Termination Fee pursuant to Section 8.1(b) shall be made by wire transfer of immediately available funds to an account designated by the Buyer within three Business Days after termination of this Agreement by the

Buyer. Any payment of the Termination Fee pursuant to Section 8.1(c) shall be made prior to the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would enter into this Agreement; accordingly, if a party fails promptly to pay or cause to be paid the amounts due pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the amounts set forth in this Section 8.1, such party shall pay to the other party (as the case may be) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(e)    This Section 8.1 shall survive any termination of this Agreement. In no event shall the Buyer be entitled to receive under this Article VIII an aggregate amount equal to more than the Termination Fee.

8.2    Amendment; Waiver.

(a)    This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made that requires the approval of the stockholders of the Company under the DGCL without the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)    At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party granting such waiver. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

8.3    Survival.

The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto which, by their terms, contemplate performance after the Effective Time, shall survive the Effective Time in accordance with their terms.

8.4    Notices.

All notices and other communications hereunder shall be in writing and deemed given if delivered personally, by email or by facsimile transmission, or delivered by a nationally recognized overnight courier, to the parties hereto at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)    if to the Company, to:

Montage Resources Corporation

122 W. John Carpenter Freeway

Suite 300

Irving, Texas 75039

Attention: Paul M. Johnston

Executive Vice President and General Counsel

Email: pjohnston@mresources.com

Telephone: 832-203-4533

with a copy to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, TX 75201

Telephone:  214-855-7180

Facsimile:  214-855-8200

Attention:  Bryn A. Sappington; Trevor G. Pinkerton

Email: bryn.sappington@nortonrosefulbright.com; trevor.pinkerton@nortonrosefulbright.com

and

(b)    if to the Buyer, to:

Southwestern Energy Company

10000 Energy Drive

Spring, Texas 77389-4954

Attention: Chris Lacy

Vice President, General Counsel and Secretary

Chris_Lacy@swn.com

Telephone: 832.796.7877

Andy Huggins

Vice President, Business & Commercial Development

Andrew.Huggins@swn.com

Telephone: 832.796.2794

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana Street

Suite 6800

Houston, Texas  77002

Telephone:  713-655-5100

Facsimile:  713-655-5200

Attention:       Frank Ed Bayouth II

Eric C. Otness

Email: Frank.Bayouth@skadden.com;

Eric.Otness@skadden.com

Notices will be deemed to have been received on (i) the date of delivery if delivered by hand or overnight courier service or (ii) the date of receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder).

8.5    Interpretation; Definitions.

When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” or “affiliate” when used in this Agreement shall have the respective meanings ascribed to them in Rule 12b-2 under the Exchange Act. References to a Person shall include such Person’s predecessors and permitted successors and assigns. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 12, 2020. The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used. All definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings. The following terms have the following definitions:

(a)    “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Texas.

(b)    “Buyer Credit Agreement” means that certain Credit Agreement, dated as of April 26, 2018 among Buyer, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders from time to time party thereto, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of October 23, 2018, as further amended by that Amendment No. 2 to Credit Agreement, dated as of October 8, 2019, as further amended by that certain Amendment No. 3 to Credit Agreement, dated as of November 1, 2019, and as further amended by that certain Amendment No. 4 to Credit Agreement, dated as of December 19, 2019.

(c)    “Buyer Plan” means each “employee benefit plan” within the meaning of Section 3(3) ERISA, whether or not subject to ERISA, and each bonus, commission, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement, whether or not in writing, sponsored, maintained or contributed to, or required to be contributed to, by the Buyer, any of its Subsidiaries or by any Buyer ERISA Affiliate, for the benefit of any current or former employee or director (or their respective dependents) of the Buyer, any of its Subsidiaries or any Buyer ERISA Affiliate or with respect to which the Buyer or any of its Subsidiaries has or could reasonably be expected to have any liability (matured or unmatured, absolute or contingent).

(d)    “Buyer ERISA Affiliate” means any trade or business, whether or not incorporated that, together with the Buyer or any of its Subsidiaries, would be deemed a “single employer” within the meaning of section 4001 of ERISA.

(e)    “Capital Stock” means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

(f)    “Code” means the Internal Revenue Code of 1986, as amended.

(g)    “Company Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of February 28, 2019, by and among the Company, Bank of Montreal, as the Administrative Agent (the “Agent”), and the other lenders party thereto, as amended by that certain First Amendment to Third Amended and

Restated Credit Agreement, dated as of September 19, 2019, as further amended by that certain Second Amendment to Third Amended and Restated Credit Agreement, dated as of November 11, 2019 and as further amended by that certain Third Amendment to Third Amended and Restated Credit Agreement, dated as of May 4, 2020.

(h)    “Company Equity Awards” means any equity award granted under a Company Equity Plan that is or may be exercised for or paid or settled in shares of Company Common Stock.

(i)    “Company Equity Plans” means the Company’s 2019 Long-Term Incentive Plan and the Company’s 2014 Long-Term Incentive Plan, as amended.

(j)    “Company PSU Award” means each award of restricted stock units which would, if the relevant performance and other vesting conditions are met, result in the issuance of shares of Company Common Stock to the holder of such restricted stock unit award granted under a Company Equity Plan.

(k)    “Company Restricted Stock Award” means each award of restricted shares of Company Common Stock that vests based on continued service to the Company granted pursuant to a Company Equity Plan, which consist of restricted stock awards granted to the Company’s non-employee directors.

(l)    “Company RSU Award” means each award of restricted stock units relating to shares of Company Common Stock that vests based on continued service to the Company granted pursuant to a Company Equity Plan (but does not include Company PSU Awards).

(m)    “Competition Laws” means Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening competition or restraint of trade and includes the HSR Act.

(n)    “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 4, 2020, by and between the Buyer and the Company.

(o)    “Indenture” means the Indenture, dated July 6, 2015, among the Company, certain guarantors and Deutsche Bank Trust Company Americas, as trustee.

(p)    “knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.5(p) of the Company Disclosure Letter, after due inquiry and (ii) with respect to the Buyer, the actual knowledge of the individuals listed on Section 8.5(p) of the Buyer Disclosure Letter, after due inquiry.

(q)    “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

(r)    “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).

(s)    “Material Adverse Effect” means, (A) (x) with respect to the Company, any fact, circumstance, event, change, development, condition, occurrence or effect or combination of the foregoing that is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, and (y) with respect to the Buyer, any fact, circumstance, event, change, development, condition, occurrence or effect or combination of the foregoing that is materially adverse to the business, results of operations or financial condition of the Buyer and its Subsidiaries, taken as a whole, or (B) with respect to any Person, materially impairs the ability of such Person and its Subsidiaries to consummate the transactions contemplated hereby, prevents or materially delays or materially impairs the ability of such Person or its Subsidiaries to perform its obligations hereunder or to consummate the Merger or the other transactions contemplated hereby, but shall not include:

(i)    any change generally affecting the industries in which such Person and its Subsidiaries operate or general economic conditions (including changes in commodity prices) in either case except to the extent such Persons and its Subsidiaries are disproportionately affected thereby as compared to other similarly situated Persons operating in the industries in which such Person operates;

(ii)    any fact, circumstance, event, change, development, condition, occurrence or effect to the extent directly resulting from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby; provided that the exception in this clause (ii) shall not apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 3.4(a) and, to the extent related thereto, the conditions in Section 6.3(a) or to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.4(a) and, to the extent related thereto, the condition in Section 6.2(a);

(iii)    fluctuations in the price or trading volume of the common shares of such Person; provided, that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, development, condition, occurrence or effect underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person;

(iv)    any fact, circumstance, event, change, development, condition, occurrence or effect to the extent resulting from any changes in applicable Law or in GAAP (or the interpretation thereof) after the date hereof;

(v)    any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided, that the exception in this clause (v) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, development, condition, occurrence or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect with respect to such Person; or

(vi)    any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus) (each a “force majeure event”), except (x) with respect to any damage to, loss or destruction of, or loss of use of, any property or asset arising out of, related to or resulting from such force majeure event, and (y) with respect to any other effect arising out of, related to or resulting from such force majeure event, where the response (if any) of such Person and its Subsidiaries is not commercially reasonable or otherwise undertaken in accordance with this Agreement, in each case, to the extent such Persons and their respective Subsidiaries are disproportionately affected thereby as compared to other similarly situated Persons operating in the industries in which such Person operates.

(t)    “NYSE” means the New York Stock Exchange.

(u)    “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

(v)    “Oil and Gas Properties” means all right, title and interest in (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests and other non-working interests and non-operating interests derived from Oil and Gas Leases, farmin agreements, farmout agreements, operating agreements, unitization and pooling agreements and orders, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments or other similar agreements or instruments, surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

(w)    “Permitted Encumbrance” means:

(i)    to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(ii)    lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company’s reserves, including, without limitation, any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(iii)    (A) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to Oil and Gas Properties, (B) Liens on pipeline or pipeline facilities which arise out of operation of Law, or (C) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Lien described in the foregoing clauses (A), (B) or (C), such Lien (x) secures obligations that are not indebtedness and are not delinquent and (y) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(iv)    Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(v)    rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or its Subsidiaries’ properties or assets in any manner;

(vi)    all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Company Owned Real Property or the properties of the Company or any of its Subsidiaries that are of record and customarily granted in the oil and gas industry and (A) do not materially interfere with the operation, value, development, exploration or use of the property or asset affected or (B) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest; and

(vii)    as set forth in Section 8.5(x) of the Company Disclosure Letter.

(x)    “Permitted Liens” means (i) Liens reserved against or identified in the balance sheet, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Company’s books in accordance with GAAP, (iii) Liens pursuant to or in connection with the Company Credit Agreement, (iv) liens arising in the ordinary course of business securing purchase money indebtedness or leases otherwise permitted to be incurred hereunder, and (v) those Liens that, individually or in the aggregate with all other Permitted Liens, do not and will not materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries taken as a whole as currently used, or otherwise have or result in, a Material Adverse Effect on the Company.

(y)    “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity, limited liability company, or Governmental Entity.

(z)    “Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

(aa)    “Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

(bb)    “Return” means any return, report, declaration, form, estimate, claim for refund or information return statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed under federal, state, local or foreign Tax Law.

(cc)    “SOX” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

(dd)    “Subsidiary” means with respect to any Person (i) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), (ii) any partnership (x) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (y) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof) or (iii) any limited liability company the managing member interest of which is directly or indirectly owned or controlled by such Person.

(ee)    “Tax” means any federal, state, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto) and any liability for such amounts under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(ff)    “Termination Fee” means $9,700,000.00.

(gg)    “Transition Tax Obligations” means, with respect to any Person, such Person’s net Tax liability under Section 965 of the Code, including any amounts that are not yet due and payable pursuant to an election under Section 965(h) of the Code to pay such net Tax liability in installments.

(hh)    “Treasury Regulations” means the regulations promulgated under the Code.

(ii)    “Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

8.6    Headings; Schedules.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Buyer Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

8.7    Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

8.8    Entire Agreement.

This Agreement, including the exhibits to this Agreement, the Company Disclosure Letter, the Buyer Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), between the parties with respect to the subject matter of this Agreement.

8.9    Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a holding, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the Merger and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

8.10    Governing Law.

This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

8.11    Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party; provided that the Buyer may assign this Agreement to any of its Subsidiaries, or to any lender to the Buyer or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect the Buyer’s obligations or liabilities under this Agreement.

8.12    Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Section 5.8) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

8.13    Specific Performance.

The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.13 in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any other court of the State of Delaware or, to the extent permitted by law, in a federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party hereto further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.14    No Recourse.

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or other representative of any party hereto has any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

8.15    Jurisdiction.

(a)    The parties hereto submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over the matter, any state or federal court within the State of Delaware, and any appellate court from any such state or federal court, and hereby irrevocably and unconditionally agree that any and all claims arising under or with respect to this Agreement shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. The parties hereto agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

(b)    Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c)    The consents to jurisdiction and venue set forth in this Section 8.15 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties.

8.16    Waiver of Jury Trial.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 8.16 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

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IN WITNESS WHEREOF, the Buyer and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SOUTHWESTERN ENERGY COMPANY

By:	/s/ Bill Way
Name: Bill Way
Title: President & Chief Executive Officer

MONTAGE RESOURCES CORPORATION

By:	/s/ John Reinhart
Name: John Reinhart
Title: President & Chief Executive Officer

Exhibit A

Support Agreement

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of August 12, 2020, by and among each stockholder of Montage Resources Corporation, a Delaware corporation (the “Company”), set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”), and Southwestern Energy Company, a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged with Parent (the “Merger”), and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the Merger Consideration;

WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (collectively, such shares of Company Common Stock are referred to herein as the “Subject Shares”); and

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, Parent has required that the Stockholders enter into this Agreement.

NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.    Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:

(a)    Due Organization. Such Stockholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Such Stockholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Stockholder and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Stockholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Stockholder to perform its obligations under this Agreement.

(c)    The Subject Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Stockholder set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, in each case except as disclosed in any Schedule 13D filed by such Stockholder prior to the date hereof. None of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of

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the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Stockholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. Other than the Subject Shares, such Stockholder does not own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.

(d)    Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, before any Governmental Entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.

(e)    No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.

(f)    Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(g)    Stockholder Has Adequate Information. Such Stockholder is a sophisticated seller with respect to the Subject Shares and has adequate information concerning the business and financial condition of Parent to make an informed decision regarding the Merger and the transactions contemplated thereby and has independently and without reliance upon Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Parent has not made and does not make any

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representation or warranty, whether express or implied, of any kind or character except as expressly set forth in the Merger Agreement and this Agreement. Notwithstanding the foregoing, and for the elimination of doubt, Stockholder is not waiving and is expressly preserving any claims that might arise in connection with the Registration Statement contemplated to be filed in connection with the Merger.

2.    Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date hereof as follows:

(a)    Due Organization. Parent is a corporation duly incorporated under the laws of the State of Delaware and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Stockholder) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

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3.    Covenants of Each Stockholder. Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:

(a)    Agreement to Vote Subject Shares. During the Applicable Period (as defined below), at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the stockholders of the Company is sought, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote: (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement, unless such transaction is approved in writing by Parent, or any Alternative Proposal, and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Stockholder (and/or its Controlling Entities) shall retain at all times the right to vote all of its Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

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(b)    No Transfers. Except as provided in the last sentence of this Section 3(b), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Merger Consideration in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(b), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Stockholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “the Stockholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any Subject Shares or (b) Transfer its Subject Shares in a transaction, such as a hedging or derivative transaction, with respect to which such Stockholder retains the sole right to vote its Subject Shares during the Applicable Period; provided that no such transaction shall (x) in any way limit any of the obligations of such Stockholder under this Agreement, or (y) have any adverse effect on the ability of the Stockholder to perform its obligations under this Agreement.

(c)    Reserved.

(d)    Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

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(e)    Non-Solicitation. Except to the extent that the Company or the Company Board is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or the Company Board under the Merger Agreement, such Stockholder agrees, solely in its capacity as a stockholder of the Company, that it shall not, and shall cause its Affiliates and its and their respective agents and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing information) any Alternative Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries to any Person that has made an Alternative Proposal, (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Alternative Proposal or (iv) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with respect to an Alternative Proposal. Each Stockholder will, and will cause its Affiliates and its and their respective investment bankers, attorneys, accountants and other representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Alternative Proposal. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Stockholder who is a director or officer of the Company or designated by such Stockholder as a director of officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 5.3 of the Merger Agreement.

4.    Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company is an intended third-party beneficiary of the agreement of the Stockholders set forth in Section 3(c) hereof.

5.    Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (z) otherwise materially

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adversely affects the interests of such Stockholder; (d) the mutual written consent of the parties hereto; and (e) the Termination Date. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

6.    General Provisions.

(a)    Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)    Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, email (upon receipt), telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) at the following addresses (or at such other address for a party as specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof):

(i)    If to the Stockholders, to:

EnCap Investments L.P.

1100 Louisiana, Suite 4900

Houston, Texas 77002

Facsimile: (713) 659-6130

Attention:    Doug Swanson; Mark Burroughs, Jr.

Email:          dswanson@encapinvestments.com;

                     mburroughs@encapinvestments.com

With copies (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention:    W. Matthew Strock; Stephen M. Gill

Facsimile:    (713) 615-5650; (713) 615-5956

Email:          mstrock@velaw.com; sgill@velaw.com

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(ii)    If to Parent, to:

Southwestern Energy Company

10000 Energy Drive

Spring, TX 77389

Attention: General Counsel

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana St., Suite 6800

Houston, TX 77002

Attention:    Frank E. Bayouth

                    Eric C. Otness

Facsimile: (713) 655-5200

(c)    Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 12, 2020.

(d)    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

(e)    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

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(f)    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

(g)    Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party hereto in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

(h)    Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(i)    Further Assurances. Each Stockholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j)    Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, the Stockholder shall not issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

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(k)    Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include any portfolio company of EnCap Investments L.P. or its affiliated investment funds, other than the Company and its Subsidiaries, and except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Stockholder or Controlling Entity.

7.    Stockholder Capacity. Each Stockholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder.

8.    Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Stockholder, any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute

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arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct the Stockholder in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

SOUTHWESTERN ENERGY COMPANY

By:
Name:	Bill Way
Title:	President & Chief Executive Officer

[Signature Page to Project Mercury Support Agreement]

ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP ENERGY CAPITAL FUND VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP ENERGY CAPITAL FUND IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
Its general partner

By:
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

TPR RESIDUAL ASSETS, LLC

By:	Excalibur Resources Holdings, LLC,
its sole member

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

[Signature Page to Project Mercury Support Agreement]

Schedule A

Name of Stockholder	No. Shares of Company Common Stock
EnCap Energy Capital Fund VIII Co-Investors, L.P.(1)	2,694,673
EnCap Energy Capital Fund VIII, L.P.(1)	3,979,173
EnCap Energy Capital Fund IX, L.P.(1)	4,856,485
TPR Residual Assets, LLC(2)	2,521,573

(1)

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”), collectively directly hold the remaining shares of common stock. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the voting and disposition of the Subject Shares held by the EnCap Funds.

(2)

TPR Residual Assets, LLC (“TPR Residual”) is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

A-1